

Del Monte Pacific Limited

c/o 78 Shenton Way Unit 26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No: (65) 6221 9477
Website: www.delmontepacific.com


05008872

7 June 2005

Please Return this Copy
to DMPL as received

By Courier

SEC No. 82-5068

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549


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RECEIVED
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WASH. D.C.
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SUPPL

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2 (b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+65) 6324 6822
Direct Line	:	(+65) 6228 9707
Fax No.	:	(+65) 6221 9477
E-mail	:	cwong@delmontepacific.com

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you

Yours sincerely,

CHRISTIAN WONG
Assistant Secretary

PROCESSED
JUN 13 2005
THOMSON
FINANCIAL

cc: Ms Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

DEL MONTE PACIFIC LIMITED *SEC No. 82-5068*

A. SGX Announcements

ANNOUNCEMENT NO.	DATE	PARTICULARS
094	4 February 2005	Del Monte Pacific to Announce Full Year 2004 Results on 24 February 2005
100	4 February 2005	Change of Assistant Company Secretaries
088	24 February 2005	Del Monte Pacific Announces the Appointment of Paolo Fanizza as a Director
	24 February 2005	Q & A on Full Year 2004 Results
	25 February 2005	List of Persons Occupying Managerial Position Who are Relatives of a Director or Chief Executive Officer or Substantial Shareholder
110	2 March 2005	Notice of Books Closure
	29 March 2005	Proposed Del Monte Pacific Restricted Share Plan & Proposed Del Monte Pacific Performance Share Plan
	4 April 2005	Corrigendum to Annual Report
	4 April 2005	Notice of Annual General Meeting
	4 April 2005	Notice of General Meeting
	15 April 2005	Response to SGX Query on the Annual Report for the Financial Year Ended 31 December 2004 ("Annual Report")
021	27 April 2005	Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the First Quarter Ended 31 March 2005
166	29 April 2005	Cirio Announcement
060	24 May 2005	Clarification on Press Reports
014	30 May 2005	Kikkoman Issues Notice to End Supply Agreement

B. (i) Power Point Presentation - 2004 Results (24 February 2005)
(ii) Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Fourth Quarter and Full Year Ended 31 December 2004
(iii) Del Monte Pacific Limited 2004 Annual Report

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	Yvonne Choo
Designation *	Company Secretary
Date & Time of Broadcast	04-Feb-2005 18:27:01
Announcement No.	00094


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>> Announcement Details

The details of the announcement start here ...

Announcement Title * DEL MONTE PACIFIC TO ANNOUNCE FULL YEAR 2004 RESULTS ON 24 FEBRUARY 2005

Description

Del Monte Pacific Limited will announce the Group's full year 2004 results on Thursday, 24 February 2005.

Online Access
The Management Discussion and Analysis Report and the PowerPoint Presentation on the results will be posted on www.delmontepacific.com and www.sgx.com on the same day.

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SEC. NO. 82-5068

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	Yvonne Choo
Designation *	Company Secretary
Date & Time of Broadcast	04-Feb-2005 18:40:44
Announcement No.	00100

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Announcement Title * : CHANGE OF ASSISTANT COMANY SECRETARIES

Description

The Board of Directors of Del Monte Pacific Limited (the "Company" or "DMPL") wishes to announce the appointment of Mr Christian Wong Chin Yuan as Assistant Company Secretary of the Company in place of Ms Regina Simona B de Guzman.

Subsequent to the above changes, the Company Secretaries of the Company are as follows:

1. Ms Yvonne Choo, Company Secretary
2. Mr Christian Wong Chin Yuan, Assistant Company Secretary

By Order of the Board
DEL MONTE PACIFIC LIMITED

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	Yvonne Choo
Designation *	Company Secretary
Date & Time of Broadcast	24-Feb-2005 18:18:41
Announcement No.	00088

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Announcement Title * DEL MONTE PACIFIC ANNOUNCES THE APPOINTMENT OF PAOLO FANIZZA AS A DIRECTOR

Description

The Board of Directors of Del Monte Pacific Limited ("DMPL" or "the Company") announced today the appointment of Mr Paolo Fanizza as a Director of the Company.

Mr Fanizza has over 20 years experience in audit, finance and accounting functions. In the last 10 years, Mr Fanizza has been the Executive Finance Director for McDonald's based in Hong Kong. He is currently responsible for South East Asia, India and Korea. He previously managed China, Hong Kong and Taiwan.

Details and declaration of Mr Fanizza as required under Rule 704(7) of the Listing Manual are contained in a separate announcement made today.

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Del Monte Pacific Limited
Q&A on Full Year 2005 Results
February 24, 2005

1. You declared a very high dividend. Can you still fund your new businesses?

After fully funding capital expenditures and acquisition projects, we still ended the year with a net cash of US$23 million. Following the payout, the Company will still be in a net cash position for the purpose of funding 2005 capital expenditures and investment projects.

To generate higher ROE and value to shareholders, holding too much cash is not optimal for the capital structure.

2. Why did your operating cash flow increase despite lower net income for the full year?

We had tighter working capital management, keeping a close rein on inventory levels, receivables and payables.

3. 2004 taxes were higher than 2003. Will this be recurring?

It was not so much that the tax rate in 2004 was high as the tax rate in 2003 was unusually low. Future taxes will depend on the jurisdictions where we operate.

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED

List Of Persons Occupying Managerial Positions Who Are Relatives Of A Director Or Chief Executive Officer Or Substantial Shareholder

Name	Age	Family Relationship with any director, chief executive officer and/or Substantial Shareholder	Current position and duties, and the year position was first held	Details of changes in duties and position held, if any, during the year
REGINA L.H. DAVILA	45	Sister of Martin P. Lorenzo & Tomas P. Lorenzo	Non-Executive Director of Del Monte Philippines, Inc., appointed on 1 May 1996 Chairman & President of Del Monte Foundation, Inc., appointed in October 1997	None.
MARCO P. LORENZO	45	Brother of Martin P. Lorenzo & Tomas P. Lorenzo	Senior Vice President for Cannery & Plantation Operations, appointed in August 2003 Executive Director of Del Monte Philippines, Inc. appointed in January 2003 Member of Del Monte Philippines, Inc. Management Committee, appointed in June 2002	None.

Submitted by Yvonne Choo, Company Secretary on 25/02/2005 to the SGX.

Miscellaneous

* Asterisks denote mandatory information

"DISCLAIMER:- This announcement was prepared and issued by the belowmentioned listed issuer to the Exchange. The Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this announcement and is posting this announcement on SGXNET for the sole purpose of dissemination only. In the event of any queries or clarification required in respect of any matters arising from this announcement, such queries are to be made to the listed issuer directly and not to the Exchange. The Exchange shall not be liable for any losses or damages howsoever arising as a result of the circulation, publication and dissemination of this announcement."

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	Yvonne Choo
Designation *	Company Secretary
Date & Time of Broadcast	02-Mar-2005 18:57:33
Announcement No.	00110

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notice of Books Closure
Description	As was announced in the Fourth Quarter and Full Year 2004 Results announcement released by Del Monte Pacific Limited (the "Company") on 24 February 2005, the Board of Directors oft he Company had declared a final dividend of 1.81 US cents per ordinary share (tax not applicable) in respect of the financial year ended 31 December 2004. NOTICE IS HEREBY GIVEN that the Share Transfer Books and Register of Members of Del Monte Pacific Limited (the "Company") will be closed on 18 March 2005 for the preparation of dividend warrants. Duly completed registrable transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08, Ocean Building, Singapore 049315 up to 5.00 p.m. on 17 March 2005 will be registered to determine shareholders' entitlements to the said dividend. Payment of the dividend will be made on 6 April 2005.
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PROPOSED DEL MONTE PACIFIC RESTRICTED SHARE PLAN AND PROPOSED DEL MONTE PACIFIC PERFORMANCE SHARE PLAN

The directors (the "**Directors**") of Del Monte Pacific Limited (the "**Company**") are pleased to announce that the Company will be convening a general meeting ("**GM**") to seek the approval of shareholders of the Company ("**Shareholders**") for the following proposals:

(a) the proposed adoption of the Del Monte Pacific Restricted Share Plan (the "**Del Monte Pacific PSP**");

(b) the proposed adoption of the Del Monte Pacific Performance Share Plan (the "**Del Monte Pacific RSP**");

(c) the proposed participation of certain controlling shareholders and their associates in the proposed Del Monte Pacific PSP and the proposed Del Monte Pacific RSP; and

(d) the proposed alterations to the Articles of Association of the Company.

In accordance with Rule 107 of the Listing Manual, the Directors are pleased to announce that the Singapore Exchange Securities Trading Limited has granted the Company waiver from compliance with the requirements under the following provisions:

(a) Rule 845(5) of the Listing Manual, which provides that the maximum discount under a share scheme must not exceed 20 per cent. and the discount must have been approved by shareholders in a separate resolution; and

(b) Rule 847 of the Listing Manual, which provides that the exercise price of awards to be granted must be set out, and awards granted at a discount may be exercisable after two years from the date of grant while other awards may be exercisable after one year from the date of grant,

in connection with the Del Monte Pacific PSP and the Del Monte Pacific RSP.

A circular containing further details relating to the proposals and the notice convening the GM for the purpose of seeking the approval of the Shareholders for the proposals will be despatched to the Shareholders in due course.

BY ORDER OF THE BOARD

Yvonne Choo
Company Secretary
Singapore

29 March 2005



SEC. NO. 82-5068

ANNOUNCEMENT

DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

CORRIGENDUM TO ANNUAL REPORT 2004

The Directors of Del Monte Pacific Limited ("the Company') would like to inform shareholders of a classification error on the Disclosure on Remuneration of Key Executives and Related Employee on page 34 of the Company's Annual Report 2004.

Marco P Lorenzo, Wilfrido A Samson and Jaime W Ong have been inadvertently classified under the Remuneration Band of S$250,000 to S$499,999.

Marco P Lorenzo, Wilfrido A Samson and Jaime W Ong should be classified under the Remuneration Band of S$0 to S$249,999.

A revised chart on Disclosure on Remuneration of Key Executives and Related Employee is reproduced below:

Disclosure on Remuneration of Key Executives and Related Employee

Remuneration Band and Name of Key Executives & Related Employee	Fixed Salary %	Variable Income/ Performance-Related Income (Cash Bonus) %	Benefits in Kind %	Total %	Outstanding Shares Option as at 31.12.04
S$500,000 and above					
Kenneth C Worsdale	58	11	31	100	-
S$250,000 to S$499,999					
Alejandro T Castillo	92	-	8	100	1,230,952
S$0 to S$249,999					
Marco P Lorenzo*	98	-	2	100	175,502
Wilfrido A Samson	86	-	14	100	615,044
Jaime W Ong	86	-	14	100	175,502

(conversion rate of US$: S$1.69)

* immediate family member of Martin P Lorenzo, Joint Managing Director, and Tomas P Lorenzo, Director

Yvonne Choo
Company Secretary
4 April 2005

SEC. NO. 82-5068



DEL MONTE PACIFIC LIMITED

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of **Del Monte Pacific Limited** ("the Company") will be held at Meeting Room 1, Basement 1, M Hotel Singapore, 81 Anson Road, Singapore 079908 on Tuesday, 26 April 2005 at 10.00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and the Audited Accounts of the Company for the year ended 31 December 2004 together with the Auditors' Report thereon. **(Resolution 1)**

2. To re-elect the following Directors retiring pursuant to Articles 88 and 92 of the Company's Articles of Association:

Mr Tony Chew Leong-Chee	(Retiring under Article 88)	**(Resolution 2)**
Mr Richard W. Blossom	(Retiring under Article 88)	**(Resolution 3)**
Mr Tomas P. Lorenzo	(Retiring under Article 88)	**(Resolution 4)**
Mr Paolo Fanizza	(Retiring under Article 92)	**(Resolution 5)**

Mr Tony Chew Leong-Chee will, upon re-election as a Director of the Company, remain a member of the Audit Committee and will be considered independent for the purposes of Rule 704(8) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

Mr Tony Chew Leong-Chee will also continue as a member of both the Nominating Committee and the Remuneration and Share Option Committee.

3. To approve the payment of Directors' fees for financial year 2005 amounting to US$352,500 as enumerated in the fee structure set out below, and to authorize the directors to enter into service agreements with and to fix the emoluments of officers who are also Directors of the Company:

- Non Executive Directors: US$30,000 per annum each, payable quarterly in arrears
- Board Chairman: US$22,500 per annum, payable quarterly in arrears
- Audit Committee Chairman: US$15,000 per annum, payable quarterly in arrears
- Remuneration and Share Option Committee Chairman: US$7,500 per annum, payable quarterly in arrears

- Nominating Committee Chairman: US$7,500 per annum, payable quarterly in arrears
- Audit Committee Members: US$7,500 per annum each, payable quarterly in arrears
- Remuneration and Share Option Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Nominating Committee Members: US$3,750 per annum each, payable quarterly in arrears
- Alternate Board Committee Members: US$7,500 per annum in the aggregate, payable when attendance is required

Note :

Compared to financial year 2004, the amount of US$352,500 tabled for approval represents a decrease of US$310,000 comprising:

a) US$280,000 paid in financial year 2004 to 2 Executive Directors who will be entering into service agreements with the Company

b) US$30,000 paid in financial year 2004 to an Executive Director, in line with a policy adopted by the Company not to pay fees to Executive Directors

(Resolution 6)

4. To re-appoint Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration. **(Resolution 7)**

5. To transact any other ordinary business which may properly be transacted at an Annual General Meeting.

AS SPECIAL BUSINESS

To consider and if thought fit, to pass the following resolutions as Ordinary Resolutions, with or without any modifications:

6. Authority to allot and issue shares up to 50 per centum (50%) of issued share capital

   That pursuant to Article 15(3)(b) of the Company's Articles of Association and Rule 806 of the Listing Manual of the SGX-ST, the Directors be empowered to allot and issue shares and convertible securities in the capital of the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares and convertible securities to be allotted and issued pursuant to this Resolution shall not exceed fifty per centum (50%) of the issued share capital of the Company at the time of the passing of this Resolution, of which the aggregate number of shares to be issued other than on a pro rata basis to all shareholders of the Company shall not exceed twenty per centum (20%) of the issued share capital of the Company and that such authority shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the Company's next Annual General Meeting or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is earlier [See Explanatory Note (i)]. **(Resolution 8)**

7. Approval for authority to offer and grant share options and to allot and issue new shares therefor

That approval be and is hereby granted to the Directors of the Company, acting through its Remuneration and Share Option Committee, to offer and grant Market Price Options in accordance with the provisions of the Del Monte Pacific Executive Stock Option Plan 1999, as amended, ("the Scheme") and to allot and issue from time to time such shares in the capital of the Company as may be allotted and issued pursuant to the exercise of the Market Price Options and other options under the Scheme, provided always that the aggregate number of shares to be allotted and issued pursuant to the Scheme shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time [See Explanatory Note (ii)]. **(Resolution 9)**

8. Renewal of Shareholders' Mandate for Interested Person Transactions

That for the purposes of Chapter 9 of the Listing Manual of the SGX-ST:

(a) approval be given for the renewal of the mandate for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Explanatory Note (iii) and some of which are more particularly described under section 2.4 of the Company's Circular dated 28 April 2003 ("Circular") with any party who is of the class of Interested Persons as described in the Explanatory Note (iii), provided that such transactions are carried out in the normal course of business, at arm's length and in accordance with the guidelines of the Company for Interested Person Transactions as set out in the Explanatory Note (iii) (the "Shareholders' Mandate");

(b) the Shareholders' Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting; and

(c) authority be given to the Directors to complete and do all such acts and things (including executing all such documents as may be required) as they may consider necessary, desirable or expedient to give effect to the Shareholders' Mandate as they may think fit [See Explanatory Note (iii)]. **(Resolution 10)**

By Order of the Board
Del Monte Pacific Limited

Yvonne Choo
Secretary

Singapore, 4 April 2005

Explanatory Notes:

(i) The Ordinary Resolution 8 proposed in item 6 above, if passed, will empower the Directors from the date of this Meeting until the date of the next Annual General Meeting, or the date by which the next Annual General Meeting is required by law to be held or when varied or revoked by the Company in general meeting, whichever is the earlier, to allot and issue shares in the Company. The number of shares that the Directors may allot and issue under this resolution would not exceed fifty per centum (50%) of the issued capital of the Company at the time of the passing of this resolution. For issue of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed twenty per centum (20%) of the issued capital of the Company.

For the purpose of this resolution, the percentage of issued capital is based on the Company's issued capital at the time this proposed Ordinary Resolution is passed after adjusting for new shares arising from the exercise of share options or the vesting of share awards outstanding or subsisting at the time when this proposed Ordinary Resolution is passed and any subsequent consolidation or subdivision of shares.

(ii) The Ordinary Resolution 9 proposed in item 7 above, if passed, will empower the Directors of the Company to offer and grant Market Price Options and to allot and issue shares in the capital of the Company in accordance with and pursuant to the Del Monte Pacific Executive Stock Option Plan 1999. The number of shares which the Directors may issue under this Resolution shall not exceed ten per centum (10%) of the total issued share capital of the Company from time to time.

(iii) The Ordinary Resolution 10 proposed in item 8 above, if passed, will authorize the Interested Person Transactions as described below and recurring in the year; and will empower the Directors to do all acts necessary to give effect to the Shareholders' Mandate. This authority will, unless previously revoked or varied by the Company at a general meeting, expire at the conclusion of the next Annual General Meeting of the Company.

Interested Person Transactions

The Company and its subsidiaries would, in the ordinary course of their respective businesses, enter into transactions with one of its controlling beneficial shareholders, Macondray & Co Inc ("Macondray"), who through its wholly-owned subsidiary, MCI Inc, owns an equity interest of approximately 21.14% in the Company.*

Macondray is considered an interested person of the Company for the purposes of Chapter 9 of the Listing Manual of the SGX-ST ("Listing Manual") and transactions between the Company or any of its subsidiaries and associates (the "DMPL Group"), Macondray or any of its subsidiaries and associates (the "Macondray Group"), constitute Interested Person Transactions under Chapter 9 of the Listing Manual.

Pursuant to Chapter 9 of the Listing Manual, the Company was granted a shareholders' mandate ("IPT Mandate") for the following recurrent transactions with the Macondray Group:

(i) *the Philippine distribution by Macondray Agro-Industrial Corporation ("MAIC") of certain fruit and vegetable products obtained by the Company from DMFI and Del Monte Foods Company in the U.S.;*

(ii) *the payment of insurance premium costs to Macondray Insurance Brokers Corporation (who acts as collecting agents of appointed insurance companies) in relation to Philippine insurance coverage arranged by the latter for the Company;*

(iii) *the purchase of sugar from MAIC, fertiliser and certain industrial chemical products from Macondray Industries Inc, and plastic bags from Macondray Plastics, Inc;*

(iv) *the sale of surplus fresh pineapples to Asiatic Worldwide Inc of the Macondray Group; and*

(v) *the purchase of cattle feeder stock from Waterloo Land and Livestock Co Pty Ltd.*

During the financial year, the Company entered into the following recurrent transactions with the Macondray Group:

(i) *the provision of public relations services by Macondray & Co., Inc; and*

(ii) *the sale of various foodservice products to Pancake House Inc.*

Pancake House Inc. is a company incorporated in the Phillippines and listed on the Philippines Stock Exchange, of which Mr Martin P. Lorenzo holds an interest of about 69.75%. Pancake House Inc. is regarded as an associate company of the Macondray Group.

* *Based on the Company's issued capital as at 17 March 2005, after adjusting for new shares arising from the exercise of share options.*

The DMPL Group currently transacts, in the ordinary course of its business activities, with the Macondray Group, which transactions occur with a fairly high degree of frequency and could arise at any time.

Given that such transactions are recurrent in nature and will occur at any time, and due to the time-sensitive nature of commercial transactions, the Company is proposing to seek Shareholders' approval pursuant to Chapter 9 of the Listing Manual for the renewal of the IPT Mandate to enable the DMPL Group to continue to enter into transactions with such Interested Persons. The IPT Mandate will eliminate the requirement for the Company to convene general meetings to seek Shareholders approval and/or issue immediate announcements as and when such transactions with Interested Persons are entered into, and thus enable the Company to maximize its business opportunities and increase its business efficiency, while at the same time, reduce its administrative time and costs associated with the convening of general meetings.

To ensure that all Interested Person Transactions are made on the Company's normal commercial terms and are not prejudicial to the interests of the Company's minority shareholders, the following procedures will be undertaken:

(i) transactions (either individually or as part of a series) equal to or exceeding US$1,000,000 in value but below 3% of the latest audited net tangible assets of the Company will be subject to review and approval by the Directors. Such approval shall be given if the transactions are conducted in accordance with the Company's usual practices and policies, are on arm's length commercial terms and are consistent with similar types of transactions made by the Company with unrelated third parties; and

(ii) transactions (either individually or as part of a series) equal to or exceeding 3% of the latest audited net tangible assets of the Company will be reviewed by the Directors in accordance with the procedures set out in (i) above, and shall also be subject to the approval of two Independent Directors who have no interest in the transactions. Such approval shall only be given if the transactions are conducted in accordance with the Company's usual practices and policies, are on arm's length commercial terms and are consistent with similar types of transactions made by the Company with unrelated third parties.

All transactions carried out with Interested Persons are subject to the periodic review of the Company's Audit Committee. For this purpose, the Company maintains a register for all transactions carried out with Interested Persons pursuant to the IPT Mandate (recording the basis, including the quotations obtained to support such basis, on which they were entered into). The Audit Committee will also review all Interested Person Transactions to ensure that the prevailing rules and regulations of the Listing Manual (in particular Chapter 9 of the Listing Manual) are complied with.

The Company's Audit Committee approves the internal control procedures and arrangements for all future Interested Person Transactions to ensure that they are carried out on arm's length commercial terms consistent with the Company's usual business practices and policies and will not be prejudicial to the Company's minority shareholders. The review includes the examination of the nature of the transaction and its supporting documents or such other data deemed necessary by the Audit Committee. In addition to the guidelines set out above, the Audit Committee will also consider from time to time whether the established guidelines and procedures for the Interested Person Transactions have become inappropriate or are unable to ensure that the transactions will be on the Company's normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

Having considered, inter alia, the scope, review procedures, the rationale and the benefits of the IPT Mandate, the Audit Committee, which comprises Mr Michael Hwang, Mr Tony Chew Leong-Chee, Mr Godfrey E. Scotchbrook, Mr Mario Resca and Mr Tomas P. Lorenzo (with Mr Tomas P. Lorenzo abstaining), is satisfied that the methods or procedures set out above for determining transaction prices of Interested Person Transactions have not changed since the last shareholders' approval and are sufficient to ensure that the Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority shareholders.

The Company will comply with the provisions of Chapter 9 of the Listing Manual in respect of all future Interested Person Transactions and, if required under the Listing Manual, the Company will seek a fresh mandate from Shareholders should the existing guidelines and procedures for transactions with Interested Persons become inappropriate. If a member of the Audit Committee has an interest in a transaction, he will abstain from participating in the review and approval process in relation to that transaction.

In addition, the IPT Mandate and the details of the aggregate value of the Interested Person Transactions conducted pursuant to the IPT Mandate during the financial year will be disclosed in the Company's annual report for that year, and in the annual reports for the subsequent financial years that the IPT Mandate is renewed and continues in force, in accordance with the form set out in Rule 907 of the Listing Manual. Further, the aggregate value of the transactions conducted pursuant to the IPT Mandate for each quarterly period will also be disclosed in the quarterly financial statements that will be reported in accordance with Rule 705 of the Listing Manual.

Pursuant to the conditions imposed under Rule 920(1)(b)(viii) of the Listing Manual, the Macondray Group will abstain from voting on the resolution relating to the IPT Mandate at the Annual General Meeting and the Macondray Group has undertaken to ensure that its associates will abstain from voting on the resolution relating to the IPT Mandate at the AGM.

Notes:

1. If a Shareholder being a Depositor whose name appears in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50 of Singapore) wishes to attend and vote at the Annual General Meeting (the "Meeting"), then he/she/it should complete the Proxy Form and deposit the duly completed Proxy Form at the office of the Company's Share Transfer Agent in Singapore, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315, at least 48 hours before the time of the Meeting.

2. If a Depositor wishes to appoint a proxy/proxies, then the Proxy Form must be deposited at the office of the Company's Share Transfer Agent in Singapore, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315, at least 48 hours before the time of the Meeting.

DEL MONTE PACIFIC LIMITED

SEC. NO. 82-5068

(Incorporated in the British Virgin Islands with limited liability on 27 May 1999)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of the Shareholders of Del Monte Pacific Limited (the "**Company**") will be held at Meeting Room 1, Basement 1, M Hotel Singapore, 81 Anson Road, Singapore 079908 on Tuesday, 26 April 2005 at 10.30 a.m. (or as soon thereafter following the conclusion or adjournment of the Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) (the "**Meeting**") for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions, of which Resolutions 1 to 9 will be proposed as Special Resolutions:

Resolution 1: Special Resolution
The Proposed Del Monte Pacific Restricted Share Plan

That:

(a) a new restricted share plan to be known as the "Del Monte Pacific Restricted Share Plan" (the "**Del Monte Pacific RSP**"), the rules of which have been submitted to the Meeting and, for the purpose of identification, subscribed to by the Chairman thereof, under which awards ("**RSP Awards**") of fully paid-up ordinary shares of US$0.01 each in the capital of the Company (the "**Shares**"), their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company, its subsidiaries and/or its associated companies, including Directors of the Company, and other selected participants, details of which are set out in the Circular to Shareholders dated 4 April 2005 (the "**Circular**"), be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

   (i) to establish and administer the Del Monte Pacific RSP; and

   (ii) to modify and/or alter the Del Monte Pacific RSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the Del Monte Pacific RSP and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the Del Monte Pacific RSP; and

(c) the Directors of the Company be and are hereby authorised to grant RSP Awards in accordance with the provisions of the Del Monte Pacific RSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of RSP Awards under the Del Monte Pacific RSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the Del Monte Pacific Executive Stock Option Plan 1999 adopted by the Company on 30 July 1999 (the "**Del Monte Pacific ESOP**"), the Del Monte Pacific RSP and the Del Monte Pacific PSP (as defined in Resolution 2) shall not exceed 10 per cent. of the total issued share capital of the Company from time to time.

Resolution 2: Special Resolution
The Proposed Del Monte Pacific Performance Share Plan

That:

(a) a new performance share plan to be known as the "Del Monte Pacific Performance Share Plan" (the "**Del Monte Pacific PSP**"), the rules of which have been submitted to the Meeting and, for the purpose of identification, subscribed to by the Chairman thereof, under which awards ("**PSP Awards**") of fully paid-up Shares, their equivalent cash value or combinations thereof will be granted, free of payment, to selected employees of the Company, its subsidiaries and/or its associated companies, including other selected participants, details of which are set out in the Circular, be and is hereby approved;

(b) the Directors of the Company be and are hereby authorised:

(i) to establish and administer the Del Monte Pacific PSP; and

(ii) to modify and/or alter the Del Monte Pacific PSP from time to time, provided that such modification and/or alteration is effected in accordance with the provisions of the Del Monte Pacific PSP and to do all such acts and to enter into all such transactions and arrangements as may be necessary or expedient in order to give full effect to the Del Monte Pacific PSP; and

(c) the Directors of the Company be and are hereby authorised to grant PSP Awards in accordance with the provisions of the Del Monte Pacific PSP and to allot and issue from time to time such number of fully paid-up Shares as may be required to be allotted and issued pursuant to the vesting of PSP Awards under the Del Monte Pacific PSP, provided that the aggregate number of Shares to be allotted and issued pursuant to the Del Monte Pacific ESOP, the Del Monte Pacific PSP and the Del Monte Pacific RSP (as defined in Resolution 1) shall not exceed 10 per cent. of the total issued share capital of the Company from time to time.

Resolution 3: Special Resolution
Participation by Mr Martin P. Lorenzo in the Del Monte Pacific RSP

That subject to and contingent upon the passing of Special Resolution 1, the participation of Mr Martin P. Lorenzo, who is a Controlling Shareholder (as defined in the Listing Manual of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**")) of the Company, in the Del Monte Pacific RSP be and is hereby approved.

Resolution 4: Special Resolution
Participation by Mr Martin P. Lorenzo in the Del Monte Pacific PSP

That subject to and contingent upon the passing of Special Resolution 2, the participation of Mr Martin P. Lorenzo, who is a Controlling Shareholder of the Company, in the Del Monte Pacific PSP be and is hereby approved.

Resolution 5: Special Resolution
Participation by Mr Tomas P. Lorenzo in the Del Monte Pacific RSP

That subject to and contingent upon the passing of Special Resolution 1, the participation of Mr Tomas P. Lorenzo, who is a Controlling Shareholder of the Company, in the Del Monte Pacific RSP be and is hereby approved.

Resolution 6: Special Resolution
Participation by Mr Marco P. Lorenzo in the Del Monte Pacific RSP

That subject to and contingent upon the passing of Special Resolution 1, the participation of Mr Marco P. Lorenzo, who is an Associate (as defined in the Listing Manual of the SGX-ST) of a Controlling Shareholder of the Company, in the Del Monte Pacific RSP be and is hereby approved.

Resolution 7: Special Resolution
Participation by Mr Marco P. Lorenzo in the Del Monte Pacific PSP

That subject to and contingent upon the passing of Special Resolution 2, the participation of Mr Marco P. Lorenzo, who is an Associate of a Controlling Shareholder of the Company, in the Del Monte Pacific PSP be and is hereby approved.

Resolution 8: Special Resolution
Participation by Ms Regina Lorenzo H-Davila in the Del Monte Pacific RSP

That subject to and contingent upon the passing of Special Resolution 1, the participation of Ms Regina Lorenzo H-Davila, who is an Associate of a Controlling Shareholder of the Company, in the Del Monte Pacific RSP be and is hereby approved.

Resolution 9: Special Resolution
The Proposed Alterations to Articles of Association of the Company

That a new heading "Capitalisation of Profits and Reserves" and new Regulation 166 be inserted immediately before existing Regulation 166 of the Articles of Association of the Company ("**Articles**") in the manner and to the extent as set out in the Appendix to the Circular and the existing Regulations 166, 167 and 168 be re-numbered accordingly.

By Order of the Board

Yvonne Choo
Company Secretary
Singapore

4 April 2005

Notes:

1. If a Shareholder being a Depositor whose name appears in the Depository Register (as defined in Section 130A of the Companies Act, Cap. 50 of Singapore) wishes to attend and vote at the General Meeting (the "**Meeting**"), then he or she or it should complete the Proxy Form and deposit the duly completed Proxy Form at the office of the Company's Share Transfer Agent in Singapore, Lim Associates (Pte) Ltd at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, at least 48 hours before the time fixed for the Meeting.

2. If a Depositor wishes to appoint a proxy or proxies, then the Proxy Form must be deposited at the office of the Company's Share Transfer Agent in Singapore, Lim Associates (Pte) Ltd, at 10 Collyer Quay #19-08, Ocean Building, Singapore 049315, at least 48 hours before the time fixed for the Meeting.

DEL MONTE PACIFIC LIMITED

SEC. NO. 82-5068

RESPONSE TO SGX QUERY ON THE ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2004 ("ANNUAL REPORT")

Del Monte Pacific Limited ("DMPL") would like to provide the following information in response to the query raised by the SGX in their letter dated 11 April 2004:

SGX Query:

We refer to page 68 of the Annual Report. Please confirm if Del Monte Pacific Resources Limited and Central American Resources Inc are considered significant pursuant to Rule 718. If so, notwithstanding that an audit is not required in its country of incorporation, it must comply with Rule 715, 716 and 717. Please confirm compliance.

Response:

Management has reviewed the matter with the Company's auditors, Ernst & Young, and would like to advise that based on the criteria set out in Rule 718 of the Listing Manual and for the financial year ended 31 December 2004 ("FY2004"), both Del Monte Pacific Resources Limited ("DMPRL") and Central American Resources Inc ("CARI") would be considered significant subsidiaries.

Whilst the laws in the country of incorporation of these subsidiaries do not require an audit to be carried out, and the Company has not obtained a separate audit opinion on each of the above subsidiaries, the auditors of the DMPL group have confirmed that they have audited the financial statements of each of the above subsidiaries, as well as all other subsidiaries which are considered significant subsidiaries, in forming an opinion on the consolidated financial statements of DMPL. The auditors are satisfied that the financial statements of such subsidiaries give a true and fair view of their respective financial positions and results, and are therefore appropriate for inclusion in the group consolidated financial statements of DMPL.

Submitted by Yvonne Choo, Company Secretary on 15/4/2005 to the SGX

From: sgxnetadmin@sgx.com [mailto:sgxnetadmin@sgx.com] On Behalf Of SGX_Corporate_Announcement_System%
SNETDO@sgx.com
Sent: Wednesday, April 27, 2005 12:40 PM
To: Richard Blossom; Jennifer Luy
Subject: SGX Corporate Announcements :: FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Announcement No. :: 00021
Submission Date & Time :: 27-Apr-2005 12:39:41
Broadcast Date & Time :: 27-Apr-2005 12:39:52
Company Name :: DEL MONTE PACIFIC LIMITED
Submitted By :: Yvonne Choo
=-=

Re: SGX Corporate ...: FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMEN


PROCESSING
RECEIVED
SEC MAIL
SECTION
WASH., D.C.
192


Del Monte
Quality

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the First Quarter Ended 31 March 2005

CONTENTS **Page**

For enquiries, please contact:
Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6324 6822
Fax: (65) 6221 9477
jluy@delmontepacific.com

DEL MONTE PACIFIC FIRST QUARTER NET PROFIT UP 6%

- **Turnover increased 32% to US$48m driven by volume growth**
- **Gross profit grew 22% but gross margin declined due to higher costs**
- **Net profit improved 6% to US$5.4m**
- **Net cash remained strong, up 31% to US$26.1m**

Singapore, 27 April 2005 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced that first quarter turnover increased 32% to US$48 million versus the same quarter last year, and net profit grew 6% to US$5.4 million from US$5.1 million.

Turnover of the Del Monte base business grew a strong 25%, driven by volume gains. Sales were up across all markets and product categories. In particular, growth in Europe/North America reflected strong growth in canned pineapple plus the higher contribution of pineapple in plastic cups. The beverage segment rose 32%, with growth realised in all markets. Recently acquired Great Lakes, with sales of US$2.4 million, represented 5% of Group sales for the quarter.

Gross profit grew 21.6% to US$11.6 million from US$9.5 million reflecting higher turnover, partially offset by higher tinplate, raw material and energy costs. This resulted in a margin decline of 2 percentage points to 24.1% from 26.1%.

Profit before interest and tax (PBIT) declined by 2% to US$6.1 million from US$6.3 million, after the impact of a US$1 million provision for product disposal. Without this provision, PBIT would have grown 14%.

Net profit grew 6% to US$5.4 million reflecting a foreign exchange gain due to a strengthening of the Philippine peso and lower interest expenses.

The Group strengthened its net cash position to US$26.1 million as of 31 March 2005, up 31% from the US$19.9 million in the prior year quarter, due to continued tight working capital management and lower capital spending.

Looking ahead, the Company expects challenging operating conditions to persist, with continued pressure on key costs, including tinplate, raw materials and energy. Accordingly, management is actively working on programs to control costs and to generate new areas of growth and profit in existing markets while commencing to build on the Company's new growth platforms in China and India.

Barring any unforeseen circumstances, net profit in 2005 should be comparable to that of 2004.

FINANCIAL HIGHLIGHTS – FIRST QUARTER 2005

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 31 March		YoY Change (%)
	2005	2004	
Turnover	**48,022**	36,490	31.6
Gross profit	**11,560**	9,509	21.6
Gross profit margin (%)	***24.1***	*26.1*	*(2.0 ppt)*
EBITDA	**7,656**	7,669	(0.2)
EBITDA margin (%)	***15.9***	*21.0*	*(5.1 ppt)*
PBIT	**6,122**	6,266	(2.3)
PBIT margin (%)	***12.7***	*17.2*	*(4.5 ppt)*
Net profit	**5,361**	5,062	5.9
Net profit margin (%)	***11.2***	*13.9*	*(2.7 ppt)*
EPS (US cents)	**0.50**	0.47	6.3
Net cash	**26,121**	19,901	31.3
Cash flow (used in)/from operations	**(2,848)**	1,670	n/m
Capital expenditure	**1,037**	865	19.9

[1] The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table.

n/m – not meaningful

REVIEW OF OPERATING PERFORMANCE

Group turnover for the first quarter of 2005 rose 32% to US$48 million from US$36.5 million, mainly led by the 25% volume growth in the Del Monte base business. All markets posted higher sales in the first quarter. Meanwhile, Great Lakes, which was consolidated starting July 2004, contributed US$2.4 million, or 5% to Group turnover.

The Group's gross profit margin for the quarter declined by 2 percentage points to 24.1% mainly due to higher product costs, namely tinplate, raw materials and energy, and the unfavourable impact of the Peso appreciation.

Net profit improved by 6% to US$5.4 million from US$5.1 million due to foreign exchange gains arising from a strengthening of the Philippine peso, and lower interest expenses.

Our core products – processed products and beverages – which accounted for 93% of total turnover in the first quarter, surged 32% driven by volume growth primarily led by pineapple solids in Europe/North America and beverages across all markets.

Turnover of non-processed products – the cattle business and fresh pineapple sold only in Asia, accounting for 7% of Group turnover – increased 24% on favourable pineapple and cattle prices.

Asia contributed 62% of Group turnover. Turnover in this region grew by 28% primarily driven by 15% higher volume of the Del Monte base business and Great Lakes' contribution of US$2.4 million.

PBIT in Asia decreased slightly by 2% to US$4.7 million from US$4.8 million on account of higher costs.

Turnover in Europe/North America, accounting for 38% of Group turnover, surged 39% on the back of a 35% volume increase and 3% higher prices. The pineapple solids and pineapple juice concentrate categories registered strong volume growth of 50% and 20%, respectively.

However, PBIT declined by 4% to US$1.4 million from US$1.5 million on higher costs.

Group operating cash flow during the period was negative US$2.8 million compared to US$1.7 million in the same quarter last year due to increased working capital requirements on the back of strong first quarter sales.

The Group reported a healthy net cash position of US$26.1 million compared to US$19.9 million in the same quarter last year as a result of continued tight working capital management and lower capital spending in the prior quarters.

Capital expenditure in the first quarter of 2005 increased slightly to US$1 million from US$0.9 million. This was due to the acquisition of plant and machinery in India following the completion of the deal in January 2005 which offset lower capital spending in the Philippines.

VARIANCE FROM PROSPECT STATEMENT

The first quarter results are in line with the outlook indicated in our last results announcement.

BUSINESS OUTLOOK

Looking ahead, the Company expects challenging operating conditions to persist, with continued pressure on key costs, including tinplate, raw materials and energy. Accordingly, Management is actively working on programs to control costs and to generate new areas of growth and profit in existing markets while commencing to build on the Company's new growth platforms in China and India.

Barring any unforeseen circumstances, net profit in 2005 should be comparable to that of 2004.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 March		YoY Change	For the three months ended 31 March		YoY Change
	2005	2004	(%)	2005	2004	(%)
Asia	**29,973**	23,499	27.6	**4,692**	4,781	(1.9)
Europe/North America	**18,049**	12,991	38.9	**1,430**	1,485	(3.7)
Total	**48,022**	36,490	31.6	**6,122**	6,266	(2.3)

See Notes to the Financial Statements number 4 for more details

Asia

Turnover in Asia, which accounted for 62% of Group turnover, grew by 28% to US$30 million from US$23.5 million. This was driven by the strong performance in the Del Monte base business with volume up 15%, contribution from Great Lakes of US$2.4 million, and higher fresh pineapple prices.

In the Philippines, turnover rose 11% on the back of 5% growth in both volume and prices, partly aided by the Peso appreciation of 1%. All the major categories registered volume and price increases with beverage and tomato-based products as the main drivers. Turnover for the rest of Asia, excluding Great Lakes, surged 39% due to strong mixed fruits and pineapple juice concentrate volume.

PBIT in Asia decreased slightly by 2% to US$4.7 million from US$4.8 million due to higher costs.

Europe/North America

Turnover in Europe/North America, which accounted for 38% of Group turnover, posted significantly higher growth of 39% to US$18 million from US$13 million with volume up 35% and price up 3%. Pineapple solids and pineapple juice concentrate registered robust volume growth of 50% and 20%, respectively, while concentrate prices were also strong.

PBIT declined by 4% to US$1.4 million from US$1.5 million mainly due to higher costs.

By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 March		YoY Change	For the three months ended 31 March		YoY Change
	2005	2004	(%)	2005	2004	(%)
Processed Products	**29,924**	24,115	24.1	**2,697**	4,117	(34.5)
Beverages	**15,003**	9,874	51.9	**2,594**	1,915	35.4
Non-processed Products	**3,095**	2,501	23.8	**831**	234	255.5
Total	**48,022**	36,490	31.6	**6,122**	6,266	(2.3)

See Notes to the Financial Statements number 4 for more details

Processed Products

Processed products, our largest product category, contributed 62% to Group turnover in the first quarter of 2005. This segment comprises of processed fruits (pineapple solids and tropical mixed fruits), tomato-based and other processed products such as pasta and condiments.

Turnover of processed products rose 24% to US$29.9 million from US$24.1 million on volume increase of 27%, partly offset by lower prices of 3%. All categories posted healthy volume growth, in particular, the pineapple solids segment in Europe/North America whose volume was up sharply by 50%.

PBIT declined by 35% to US$2.7 million from US$4.1 million due to higher costs.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 31% of Group turnover.

Turnover of this segment improved by 52% to US$15 million from US$9.9 million due to Great Lakes' contribution of US$2.4 million plus the exceptionally strong volume growth of pineapple juice concentrate.

PBIT of the beverage segment increased by 35% to US$2.6 million from US$1.9 million on the back of higher turnover partially offset by higher costs.

Non-processed Products

Accounting for 7% of Group turnover, non-processed products consist mainly of the non-core cattle business and fresh pineapple, both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover of this segment grew by 24% to US$3.1 million from US$2.5 million due to favourable fresh pineapple and cattle prices.

PBIT rose almost fourfold to US$0.8 million from US$0.2 million on higher turnover.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 31 March	
	2005	2004
Cost of Goods Sold	**75.9**	73.9
Distribution & Selling Expenses	**5.3**	5.6
General and Administration Expenses	**2.1**	1.9
Other Operating Expenses	**4.9**	1.4

Cost of Goods Sold

Cost of goods sold as a percentage of turnover increased by 2 percentage points to 76% from 74% primarily due to higher product costs - tinplate, raw materials and energy, and the unfavourable impact of the 1% Peso appreciation.

Distribution & Selling Expenses

Distribution and selling expenses as a percentage of turnover decreased slightly to 5.3% from 5.6%. Sales in the first quarter of 2005 posted a stronger growth of 32% as compared to the increase of distribution and selling expenses of 23%.

General and Administration Expenses

General and administration expenses as a percentage of turnover increased to 2.1% from 1.9% due largely to the consolidation of new businesses.

Other Operating Expenses

Other operating expenses as a percentage of turnover increased to 4.9% from 1.4% mainly due to the US$1 million provision for product disposal. Other operating expenses also included the IAS 41 adjustment which had an unfavourable impact of US$96,000 in the first quarter, compared to a favourable impact US$561,000 in the same quarter last year. IAS 41 requires the Company to revalue biological assets at fair value less point-of-sale costs. The relatively large fluctuations in cattle prices can significantly affect the carrying value of this asset and thus impact the profit and loss accounts.

In US$'000	For the three months ended 31 March		YoY Change
	2005	2004	(%)
Other operating expenses (before IAS 41)	**2,269**	1,077	110.7
Net changes in fair value of biological assets that remain unsold as at the end of the period	**96**	(561)	n/m
Other operating expenses (after IAS 41)	**2,365**	516	358.3

REVIEW OF GROUP ASSETS AND LIABILITIES

Extract of Accounts with Significant Variances in US$'000	As at		
	31 March 2005	**31 March 2004**	**31 Dec 2004**
Intangible assets	**15,050**	9,240	15,156
Other assets	**7,930**	7,435	6,230
Inventories	**42,267**	44,330	35,679
Biological assets	**38,020**	36,090	37,248
Trade debtors	**22,337**	12,913	23,981
Other debtors, deposits and prepayments	**10,672**	8,725	7,525
Due from affiliated companies (trade)	**16**	3,451	127
Trade creditors	**10,683**	6,957	8,997
Other creditors and accruals	**16,726**	12,956	18,191

Intangible assets

Intangible assets increased compared to the same quarter last year due to the goodwill of US$5.6 million and other intangibles of US$0.6 million in relation to the acquisition of Great Lakes in July 2004. However, intangible assets were lower than year-end 2004 reflecting amortisation of trademarks and other intangibles.

Other assets

Other assets increased compared to the same quarter last year and year-end 2004 primarily due to advances to landowners in the first quarter of 2005 for long-term leases of agricultural land.

Inventories

Inventories decreased compared to the same quarter last year mainly due to lower stock of finished goods on the back of higher core product sales, offsetting higher stock of tomato paste raw material. Inventories increased compared to year-end 2004 due to higher stock of tomato paste raw material, offsetting lower finished goods inventories which are generally lower at year-end on account of the festive season.

Biological assets

Biological assets consist of deferred growing crops and livestock. Biological assets increased compared to the same quarter last year and year-end 2004 due to higher deferred growing crop costs as a result of an increase in land cultivation.

Trade debtors

Trade debtors increased significantly compared to the same quarter last year largely due to the reclassification of receivables relating to sales to Europe. Prior to the acquisition of Del Monte Foods Europe by Fresh Del Monte Produce Inc from the Cirio Group on 1 October 2004, receivables from Europe were classified as due from affiliated companies (trade). Other factors for the increase in trade debtors in the first quarter of 2005 were the higher sales in all markets and the consolidation of Great Lakes' receivables. Meanwhile, trade debtors at year-end are generally higher as a result of higher sales in the fourth quarter.

Other debtors, deposits and prepayments

Other debtors, deposits and prepayments increased compared to the same quarter last year and year-end 2004 primarily due to the downpayment for farm materials and higher other debtors due to timing.

Due from affiliated companies (trade)

Due from affiliated companies (trade) declined significantly compared to the same quarter last year due to the reclassification of receivables relating to sales to Europe.

Trade creditors

Trade creditors increased compared to the same quarter last year and year-end 2004 primarily due to the timing of payments to suppliers and the consolidation of new businesses' trade payables.

Other creditors and accruals

Other creditors and accruals increased compared to the same quarter last year mainly due to timing of payments to suppliers and the consolidation of new businesses' liabilities. However, this account decreased versus year-end 2004 primarily due to lower accruals and reversal of certain unspent expenditures.

SHARE CAPITAL

Ordinary shares issued and fully paid-up share capital	As at 31 March		As at 31 Dec
	2005	2004	2004
Number of shares	**1,077,597,194**	1,072,229,194	1,074,483,194
Share capital (US$'000)	**10,776**	10,722	10,745

A total of 3,114,000 share options were exercised in the first quarter of 2005 and new shares were issued as a result thereof. As at 31 March 2005, the total number of outstanding share options was 13,024,694 (31 December 2004: 16,158,694). A total of 20,000 options lapsed in the first quarter of 2005.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net cash as at 31 December 2004	27,707
Net cash from operating activities	(2,848)
Capital expenditure	(1,037)
Proceeds from disposal of fixed assets	24
Proceeds from exercise of share options	929
Effect of exchange rate changes	1,346
Net cash as at 31 March 2005	26,121

Liquidity in US$'000	As at 31 March		As at 31 Dec
	2005	2004	2004
Gross borrowings	**42,296**	39,787	29,810
Current	**42,296**	39,787	29,810
Secured	**-**	-	-
Unsecured	**42,296**	39,787	29,810
Non-current	**-**	-	-
Secured	**-**	-	-
Unsecured	**-**	-	-
Less: Cash and bank balances	**68,417**	59,688	57,517
Net cash	**26,121**	19,901	27,707

The Group's net cash (cash and bank balances less borrowings) amounted to US$26.1 million as at 31 March 2005, compared to US$19.9 million as at 31 March 2004 due to continued tight working capital management and lower capital spending in the prior quarters. However, the Group's net cash balance as at 31 March 2005 was lower than the US$27.7 million as at year-end 2004 primarily due to increased working capital requirements resulting from higher sales in the first quarter of 2005.

CAPITAL EXPENDITURE

Capital expenditure in the first quarter of 2005 increased by 20% to US$1 million from US$0.9 million in the same quarter last year. The key projects for the quarter were:

- Low-fibre juice extraction equipment
- Various improvements in the cannery to comply with Good Manufacturing Practices
- Reconditioning and replacement of various plantation machinery & equipment
- Factory machinery & equipment in India

In US$'000	For the three months ended 31 March	
	2005	**2004**
Capex	**1,037**	865
Depreciation	**1,428**	1,327

DIVIDENDS

No dividends were declared for this quarter and corresponding prior year quarter.

DEL MONTE PACIFIC LIMITED
UNAUDITED PROFIT AND LOSS ACCOUNTS

Amounts in US$'000	For the Three Months Ended 31 March		
	2005	**2004**	**%**
Turnover	**48,022**	36,490	31.6
Cost of sales	**(36,462)**	(26,981)	35.1
Gross profit	**11,560**	9,509	21.6
Distribution and selling expenses	**(2,530)**	(2,052)	23.3
General and administration expenses	**(1,013)**	(675)	50.1
Other operating expenses	**(2,365)**	(516)	358.3
Profit from operations	**5,652**	6,266	(9.8)
Financial income	**855**	196	336.2
Financial expenses	**(597)**	(714)	(16.4)
Profit before taxation	**5,910**	5,748	2.8
Taxation	**(594)**	(686)	(13.4)
Profit after taxation	**5,316**	5,062	5.0
Minority Interest	**45**	-	n/m
Net profit attributable to shareholders	**5,361**	5,062	5.9
Notes:			
Depreciation and amortisation	**(1,534)**	(1,403)	9.3
Financial income comprises:			
Interest income	**385**	196	96.4
Foreign exchange gain	**470**	-	n/m
	855	196	336.2
Financial expenses comprise:			
Interest expenses	**(597)**	(714)	(16.4)

n/m – not meaningful

Earnings per ordinary share in US cents	Group For the three months ended 31 March	
	2005	**2004**
Earnings per ordinary share based on net profit attributable to shareholders:		
(i) Based on existing issued share capital	**0.50**	0.47
(ii) On a fully diluted basis	**0.50**	0.47

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS

Amounts in US$'000	Group			Company		
	31 Mar 2005 Unaudited	31 Mar 2004 Unaudited	31 Dec 2004 Audited	31 Mar 2005 Unaudited	31 Mar 2004 Unaudited	31 Dec 2004 Audited
EQUITY						
Share capital	**10,776**	10,722	10,745	**10,776**	10,722	10,745
Share premium	**67,507**	65,978	66,609	**67,646**	66,117	66,748
Translation reserves	**(66,276)**	(68,334)	(68,617)	-	-	-
Revenue reserves	**154,214**	145,353	148,853	**693**	12,860	1,244
	166,221	153,719	157,590	**79,115**	89,699	78,737
Minority interest	**(53)**	-	(9)	-	-	-
	166,168	153,719	157,581	**79,115**	89,699	78,737
ASSETS LESS LIABILITIES						
Fixed assets	**49,769**	47,724	48,332	-	-	-
Subsidiaries	-	-	-	**16,709**	10,149	16,709
Intangible assets	**15,050**	9,240	15,156	-	-	-
Other assets	**7,930**	7,435	6,230	-	-	-
Current assets						
Inventories	**42,267**	44,330	35,579	-	-	-
Biological assets *	**38,020**	36,090	37,248	-	-	-
Trade debtors	**22,337**	12,913	23,381	-	-	-
Other debtors, deposits and prepayments	**10,672**	8,725	7,525	**57**	143	2
Due from subsidiaries (non-trade)	-	-	-	**82,066**	80,170	81,386
Due from affiliated companies (trade)	**16**	3,451	127	-	-	-
Short-term deposits	**67,201**	59,301	50,581	-	-	-
Cash and bank balances	**1,216**	387	6,336	**16**	1	12
	181,729	165,197	162,077	**82,139**	80,314	81,400

* Biological assets consist of deferred growing crops and livestock

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group			Company		
	31 Mar 2005 Unaudited	31 Mar 2004 Unaudited	31 Dec 2004 Audited	31 Mar 2005 Unaudited	31 Mar 2004 Unaudited	31 Dec 2004 Audited
Current liabilities						
Trade creditors	**10,683**	6,957	8,997	**-**	-	-
Other creditors and accruals	**16,726**	12,956	18,191	**495**	333	392
Due to subsidiaries (non-trade)	**-**	-	-	**13,238**	431	18,980
Short-term borrowings (unsecured)	**42,296**	39,787	29,810	**-**	-	-
Provision for taxation	**1,562**	1,056	1,176	**-**	-	-
	71,267	60,756	58,174	**13,733**	764	19,372
Net current assets	**110,462**	104,441	103,903	**62,406**	79,550	62,028
Non-current liabilities						
Due to an affiliated company (non-trade)	**(7,790)**	(7,571)	(7,715)	**-**	-	-
Deferred tax liabilities	**(8,752)**	(7,550)	(8,457)	**-**	-	-
Long-term lease payable	**(501)**	-	(368)	**-**	-	-
Net assets	**166,168**	153,719	157,581	**73,115**	89,699	78,737

Net asset value per ordinary share in US cents	Group			Company		
	31 Mar 2005 Unaudited	31 Mar 2004 Unaudited	31 Dec 2004 Audited	31 Mar 2005 Unaudited	31 Mar 2004 Unaudited	31 Dec 2004 Audited
Net asset value per ordinary share	**15.43**	14.34	14.67	**7.34**	8.37	7.33

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
Currency translation differences	-	-	(669)	-	(669)
Shares issued under the share option plan	1	42	-	-	43
Net profit attributable to shareholders	-	-	-	5,062	5,062
As at 31 March 2004	10,722	65,978	(68,334)	145,353	153,719
Net gains and losses not recognised in income statement	-	-	(669)	-	(669)
As at 1 January 2005	10,745	66,609	(68,617)	148,853	157,590
Currency translation differences	-	-	2,341	-	2,341
Shares issued under the share option plan	31	898	-	-	929
Net profit attributable to shareholders	-	-	-	5,361	5,361
As at 31 March 2005	10,776	67,507	(66,276)	154,214	166,221
Net gains and losses not recognised in income statement	-	-	2,341	-	2,341

THE COMPANY

Amounts in US$'000	Share capital	Share premium	Revenue reserves	Total
As at 1 January 2004	10,721	66,075	676	77,472
Shares issued under the share option plan	1	42	-	43
Net profit attributable to shareholders	-	-	12,184	12,184
As at 31 March 2004	10,722	66,117	12,860	89,699
As at 1 January 2005	10,745	66,748	1,244	78,737
Shares issued under the share option plan	31	898	-	929
Net profit attributable to shareholders	-	-	(551)	(551)
As at 31 March 2005	10,776	67,646	693	79,115

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	**For the three months ended 31 March**	
	2005	**2004**
Cash flows from operating activities		
Net profit attributable to shareholders	**5,361**	5,062
Adjustments for:		
Provision for asset impairment	**(8)**	(4)
Depreciation and amortisation	**1,534**	1,403
Provision for inventory obsolescence	**442**	643
Provision for doubtful debts	**44**	3
Provision for product disposal	**1,000**	-
Provision for deferred income tax	**45**	182
Gain on disposal of fixed assets	**(22)**	(65)
Minority interest	**(44)**	-
Operating profit before working capital changes	**8,352**	7,224
Decrease (increase) in:		
Other assets	**(1,700)**	(1,402)
Inventories	**(7,081)**	(3,423)
Biological assets	**(772)**	(1,856)
Trade debtors	**1,574**	7,767
Other debtors, deposits and prepayments	**(3,147)**	(1,919)
Increase (decrease) in:		
Trade creditors, other creditors and accruals	**(646)**	(5,493)
Due to affiliated companies (trade and non-trade)	**186**	448
Provision for taxation	**386**	324
Net cash generated (used in)/from operating activities	**(2,848)**	1,670
Cash flows from investing activities		
Proceeds from disposal of fixed assets	**24**	68
Purchase of fixed assets	**(1,037)**	(865)
Net cash used in investing activities	**(1,013)**	(797)
Cash flows from financing activities		
Short-term borrowings	**12,486**	8,511
Proceeds from exercise of stock options	**929**	43
Net cash used in financing activities	**13,415**	8,554
Effect of exchange rate changes on cash and cash equivalents	**1,346**	(249)
Net increase/(decrease) in cash and cash equivalents	**10,900**	9,178
Cash and cash equivalents, beginning of year	**57,517**	50,510
Cash and cash equivalents, end of year	**68,417**	59,688

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	For the three months ended 31 March	
	2005	**2004**
(a) Cash paid (received) during the year, included in operating activities		
Interest expenses	**416**	573
Interest income	**(370)**	(196)
Income taxes	**200**	172
(b) Analysis of the balances of cash and cash equivalents		
Cash and bank balances	**1,216**	387
Short-term deposits	**67,201**	59,301
	68,417	59,688

NOTES TO THE FINANCIAL STATEMENTS

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 31 March		YoY Change (%)
	2005	**2004**	
Turnover	**78,276**	62,033	26.2
Gross profit	**18,843**	16,165	16.6
Gross profit margin (%)	***24.1***	*26.1*	*(2.0 ppt)*
EBITDA	**12,479**	13,037	(4.3)
EBITDA margin (%)	***15.9***	*21.0*	*(5.1 ppt)*
PBIT	**9,979**	10,652	(6.3)
PBIT margin (%)	***12.7***	*17.2*	*(4.5 ppt)*
Net profit	**8,738**	8,605	1.5
Net profit margin (%)	***11.2***	*13.9*	*(2.7 ppt)*
EPS (SG cents)	**0.81**	0.80	1.2
Net cash	**42,577**	33,832	25.9
Cash flow (used in)/from operations	**(4,642)**	2,839	n/m
Capital expenditure	**1,690**	1,471	14.9

Note: S$/US$ conversion rate of 1.63 (1Q05) and 1.70 (1Q04)

n/m – not meaningful

2. AUDIT

First quarter 2005 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the previous financial year except for the following standards which became effective on 1 January 2005. The Group's adoption of the new and revised standards has no significant impact on current and prior periods.

- IFRS 2 Share-Based Payment;
- IAS 1 Presentation of Financial Statements (amended 2004);
- IAS 2 Inventories (revised 2003);
- IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (revised 2003);
- IAS 10 Events after the Balance Sheet Date (amended 2004);
- IAS 16 Property, Plant and Equipment (amended 2004);
- IAS 17 Leases (amended 2004);
- IAS 21 The Effects of Changes in Foreign Exchange Rates (revised 2003);
- IAS 24 Related Party Disclosures (revised 2003);
- IAS 27 Consolidated and Separate Financial Statements (amended 2004);
- IAS 32 Financial Instruments: Disclosure and Presentation (amended 2004);
- IAS 33 Earnings per Share (amended 2004); and
- IAS 39 Financial Instruments: Recognition and Measurement (amended 2004).

4. GROUP SEGMENTAL REPORTING

By business segments

Three months ended 31 March 2005 in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	29,924	15,003	3,095	48,022
Profit from operations, representing segment result	2,442	2,422	788	5,652
Net foreign exchange gain	255	172	43	470
Profit before interest and tax	2,697	2,594	831	6,122
Net interest expense	(93)	(103)	(16)	(212)
Profit before taxation	2,604	2,491	815	5,910
Taxation				(594)
Minority interest				45
Net profit attributable to shareholders				5,361
Segment assets	109,437	68,988	7,636	186,061
Unallocated assets				68,417
Consolidated total assets				254,478
Segment liabilities	25,176	9,896	628	35,700
Unallocated liabilities				52,610
Consolidated total liabilities				88,310
Capital expenditure	590	430	17	1,037
Depreciation	789	597	42	1,428
Amortisation	53	49	4	106
Non-cash expenses (net) other than depreciation and amortisation	1,300	158	(1)	1,457

Three months ended 31 March 2004 in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	24,115	9,874	2,501	36,490
Profit from operations, representing segment result	4,117	1,915	234	6,266
Profit before interest and tax	4,117	1,915	234	6,266
Net interest expense	(328)	(171)	(19)	(518)
Profit before tax	3,789	1,744	215	5,748
Taxation				(686)
Net profit attributable to shareholders				5,062
Segment assets	115,448	47,550	6,910	169,908
Unallocated assets				59,688
Consolidated total assets				229,596
Segment liabilities	20,589	6,075	820	27,484
Unallocated liabilities				48,393
Consolidated total liabilities				75,877
Capital expenditure	557	303	5	865
Depreciation	845	448	34	1,327
Amortisation	50	20	6	76
Non-cash expenses (net) other than depreciation and amortisation	523	228	8	759

By geographical segments

In US$'000	Turnover		Total assets		Capital expenditure	
	For the three months ended 31 March		As at 31 March		As at 31 March	
	2005	2004	2005	2004	2005	2004
Asia	**29,973**	23,499	**254,478**	229,596	**1,037**	865
Europe/North America	**18,049**	12,991	**-**	-	**-**	-
Total	**48,022**	36,490	**254,478**	229,596	**1,037**	865

5. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q04	2Q04	3Q04	4Q04	1Q05
Turnover	36,490	46,010	50,657	66,422	**48,022**
PBIT	6,266	8,013	5,074	15,414	**6,122**
Net profit attributable to shareholders	5,062	6,566	4,545	11,939	**5,361**

6. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 31 March	
	2005	2004
Income		
Sales to Cirio Del Monte group*	**-**	4,904
Sales to Macondray group	**117**	637
Sub-total	**117**	5,541
Expenses		
Purchases from Cirio Del Monte group*	**-**	286
Purchases from Macondray group	**789**	1,389
Purchases from Waterloo Land and Livestock Co Pty Ltd	**3**	2,283
Financial expense to Cirio Del Monte group*	**-**	23
Sub-total	**792**	3,981
Aggregate value	**909**	9,522

*The Cirio Del Monte group divested its interest in Del Monte Foods Europe to Fresh Del Monte Produce Inc in October 2004. Thereafter, transactions with Del Monte Foods Europe will cease to be Interested Person Transactions within the meaning of Interested Person Transactions in Chapter 9 of the SGX Listing Manual, as Fresh Del Monte Produce Inc is not a shareholder of the Company.

7. CONTINGENT LIABILITIES

The group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the group.

As at 31 March 2005, the group had outstanding letters of credit amounting to approximately US$0.9 million (31 March 2004: US$2.2 million).

A subsidiary, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$6.0 million to another subsidiary. As at 31 March 2005, the said bank facilities have not been utilised.

On 16 August 2004, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$4.0 million to a newly acquired subsidiary, Great Lakes. As at 31 March 2005, Great Lakes has utilised US$3.7 million of the bank facilities of which US$1.5 million was used to refinance existing loan at lower interest rate and the balance to finance capital expenditure and operating expenses.

RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. Assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash and Interest Rate Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms. The Group obtains financing through bank borrowings and leasing arrangements. Short-term funding is obtained from short-term bank loan facilities. The Group's policy is to obtain the most favourable interest rate available without increasing its foreign currency exposure.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis. There is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte

brand owners around the world. These contracts have various mechanisms with regard to pricing and volume off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Del Monte Pacific also owns 89% of Abpak Company Ltd which holds 100% of Great Lakes (Tianjin) Fresh Foods and Juice Company Ltd ("Great Lakes"). Great Lakes is a premium fruit juice producer in China, which sells juices under the Great Lakes, Ming Lang and Rougemont brands.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific and its subsidiaries are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd, or Del Monte Foods International Limited and its subsidiaries.

Further information on the Company is available at www.delmontepacific.com

To subscribe to our email alerts, please send a request to invest@delmontepacific.com

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Miscellaneous

* Asterisks denote mandatory information

"DISCLAIMER:- This announcement was prepared and issued by the belowmentioned listed issuer to the Exchange. The Exchange assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this announcement and is posting this announcement on SGXNET for the sole purpose of dissemination only. In the event of any queries or clarification required in respect of any matters arising from this announcement, such queries are to be made to the listed issuer directly and not to the Exchange. The Exchange shall not be liable for any losses or damages howsoever arising as a result of the circulation, publication and dissemination of this announcement."

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	Yvonne Choo
Designation *	Company Secretary
Date & Time of Broadcast	29-Apr-2005 17:52:42
Announcement No.	00166


RECEIVED
PROCESSING
SECTION
192

>> Announcement Details

The details of the announcement start here ...

Announcement Title * CIRIO ANNOUNCEMENT

Description

This announcement is made by the Commissioners of Cirio Finanziara S.p.A under Extraordinary Administration ("Cirio").

The Commissioners refer to their earlier announcement made on 20 January 2005 in relation to the negotiations with Basic Holdings for the disposal of the shareholdings held by Cirio ("Disposal") in Del Monte Pacific Limited ("DMPL"). The Commissioners wish to announce that the Disposal process has been discontinued.

In November 2004, Basic Holdings had filed an offer for the purchase of Cirio's shareholdings in DMPL. The Commissioners accepted their offer as the price offered by Basic Holdings was deemed adequate by the Commissioners and neither at the time of acceptance thereof, nor at any time thereafter, the Commissioners attempted to renegotiate the price offered by Basic Holdings. Nonetheless, Basic Holdings subsequently elected not to implement its offer.

In relation to the Commissioners' prior negotiations with San Miguel

Corporation, the Commissioners wish to clarify that at the time of acceptance of the offer of Basic Holdings, negotiations with San Miguel Corporation were terminated and were not resumed thereafter.

The Commissioners, while evaluating the most appropriate initiatives to be taken in relation to the foregoing facts, have decided to defer the disposal of their shareholding in DMPL and, in the meantime, to concentrate their efforts towards a more active participation in the management of DMPL, in order to favour the development and growth of the company.

This announcement appears for information purposes only and is intended to keep shareholders of DMPL informed of the Disposal process.

Neither DMPL nor its board have been involved in the preparation of this announcement nor take any responsibility for its contents.

For and on behalf of
The Commissioners of the
Cirio Finanziara S.p.A under Extraordinary Administration
29 April 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	Yvonne Choo
Designation *	Company Secretary
Date & Time of Broadcast	24-May-2005 18:22:42
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CLARIFICATION ON PRESS REPORTS
Description	This announcement is made in reference to recent press reports stating that Del Monte Pacific Ltd ("DMPL" or "the Company") is "inviting San Miguel Corp to again bid for 40% of its shares owned by Italian food group Cirio Finanziara SPA" (the Cirio shares). The Company wishes to clarify that this statement is not correct. DMPL is not involved in any discussions or negotiations between the shareholders of the Company and any prospective buyers of the Cirio shares.
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SEC. NO. 82-5068

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	DEL MONTE PACIFIC LIMITED
Company Registration No.	N.A.
Announcement submitted on behalf of	DEL MONTE PACIFIC LIMITED
Announcement is submitted with respect to *	DEL MONTE PACIFIC LIMITED
Announcement is submitted by *	Yvonne Choo
Designation *	Company Secretary
Date & Time of Broadcast	30-May-2005 12:33:00
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title * KIKKOMAN ISSUES NOTICE TO END SUPPLY AGREEMENT

Description

The Board of Directors of Del Monte Pacific Limited (the "Company") announces that it has received a notice from Kikkoman Corporation ("Kikkoman") to end the Group's long term supply contract (the "Contract") with Kikkoman on 30 June 2008.

The Contract was entered with Kikkoman in 1992 and is terminable at anytime by either party giving three years' prior notice. The parties have affirmed that they will continue to observe, perform and discharge their respective obligations under the Contract during such notice period. As such, it is not expected that there will be a material financial impact on the Company for the current financial year.

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Del Monte
Quality

Del Monte Pacific Limited

2004 Results
24 February 2005


Fiesta
Fiesta
Fiesta
KETCHUP
SPAGHETTI SAUCE
TOMATO SAUCE
CHUNKS


Del Monte
Quality

Agenda

- 4Q 2004 Financials
- FY 2004 Financials
- Great Lakes and India Updates
- Dividend
- Outlook for 2005
- Appendix


Del Monte
Quality

Fourth Quarter 2004

In US$m	4Q 2003*	**4Q 2004**	Change
Turnover	72.4	**66.4**	↓ **8%**
EBITDA	16.6	**17.0**	↑ **2%**
PBIT	15.0	**15.4**	↑ **3%**
Net Profit	13.4	**11.9**	↓ **11%**
EPS (US cents)	1.25	**1.11**	↓ **11%**
Operating Cash Flow	35.5	**22.6**	↓ **36%**
Net Cash	19.2	**27.7**	↑ **44%**

* Restated due to change in definition of mass displays and reclassification ofc ertain depreciation items between costo f sales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.


Del Monte
Quality

Margins

% Margin
40
30
20
10
0
32.6
32.6
20.7
23.2
18.5
18.0
Lower
inventory
provision
Higher tax
expenses
Gross Profit
PBIT
Net Profit
4Q03
4Q04


Del Monte
Quality

PBIT Variance Analysis

in US$m
Lower inventory provision
Consolidation of Great Lakes and start-up cost in India
4Q03
+3.0
4Q04
-0.6
15.0
-2.0
15.4
PBIT
Gross Profit
Other Operating Exp.
General & Admin. Exp.
PBIT


Del Monte
Quality

Market Analysis


Asia
Europe/
N America

4Q04 Turnover


71%
29%
-1%
-22%

FY04 Turnover


66%
34%
+3%
-5%

4Q04 PBIT


63%
37%
+14%
-12%

FY04 PBIT


65%
35%
+21%
-17%


Del Monte
Quality

Product Analysis


Processed products
Beverages
Non-proces

4Q04 Turnover


-8%
72%
24%
4%
-5%
-32%

FY04 Turnover


-2%
67%
28%
5%
+15%
-28%

4Q04 PBIT


+4%
73%
26%
1%
+2%
-13%

FY04 PBIT


-3%
65%
34%
1%
+32%
-78%

SEC. NO. 82-5068



Del Monte
Quality

Capex

- 4Q capex increased mainly for new businesses in China and India
- Lower capex for full year with major capex completed



US$m
16
12
8
4
0
Capex
Depreciation
6.5
11.1
14.9
10.3
7.6
4.9
3.1
3.4
3.7
4.4
5.2
5.4
2.9
2.3
3.0
1.3
1.5
1.3
1999
2000
2001
2002
2003
2004
4Q02
4Q03
4Q04


Del Monte
Quality

Cash Flow Variance Analysis

in US$m

3Q04

4Q04


Net Cash
+8.2
+22.6
-3.0
-0.1
Net Cash
+27.7
Operation
Capex
Others


Del Monte
Quality

Full Year 2004

In US$m	FY03*	**FY04**	Change
Turnover	199.2	**199.6**	↑ **0.2%**
EBITDA	39.2	**40.9**	↑ **4%**
PBIT	33.2	**34.8**	↑ **5%**
Net Profit	30.2	**28.1**	↓ **7%**
EPS (US cents)	2.82	**2.62**	↓ **7%**
Dividend Per Share (US cents)	1.69	**2.35**	↑ **39%**
Operating Cash Flow	36.9	**40.0**	↑ **8%**
Net Cash	19.2	**27.7**	↑ **44%**

* Restated due to change in definition of mass displays and reclassification ofc ertain depreciation items between cost of sales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.


Del Monte
Quality

Great Lakes Updates

- Sales of US$1.2m and US$3.4m for the 4Q and 6 months ended December 2004, respectively. However, no contribution to Group bottom line yet
- Key Activities:
  - Commenced Export Sales
  - Launched Little Lakes
  - Developing Welch's business, export and local sales expected to start in 1st half 2005
- As earlier stated, not expected to have a material impact in the near term




Del Monte
Quality

India Updates

- Completed acquisition of an integrated processing unit near Bangalore on 20 January 2005
- Initial focus on mango exports
- Domestic market development to commence in 2nd half




Del Monte
Quality

Excellence in Global Export of Processed Fruits

North America
Western Europe
Russia & Eastern Europe
Middle East
Great Lakes
Synergies
China
Apple
DMPL
Synergies
India
Mango
Asia
Phils
Pineapple
Synergies
Australia


Del Monte
Quality

Dividend

Dividend	Book Closure Date	Payment Date	Dividend/ Share (US)	Dividend/ Share (SG)	Payout Ratio
Interim	24 Aug 2004	7 Sep 2004	0.0054	0.0092	50% of 1H04
Final	**TBA**	**TBA**	**0.0181**	**0.0297***	**118% of 2H04**
Total			0.0297	0.0389	90% of FY04

***Based on an indicative exchange rate of S$1.64/US$**

DMPL has a stated dividend policy of paying a minimum of 33% of full year profit


Del Monte
Quality

Outlook for 2005

- Challenging operating conditions to persist
- Continued pressure on key costs, including tinplate, energy and freight
- Management actively working on programs to control costs and to generate new areas of growth
- Overall, financial performance expected to be comparable to that of 2004


Del Monte
Quality

Appendix


Del Monte
Quality

Fourth Quarter 2004 (S$)

In S$m	4Q 2003*	**4Q 2004**	Change
Turnover	125.3	**110.3**	↓ **12%**
EBITDA	28.7	**28.2**	↓ **2%**
PBIT	25.9	**25.6**	↓ **1%**
Net Profit	23.2	**19.8**	↓ **15%**
EPS (SG cents)	2.16	**1.84**	↓ **15%**
Operating Cash Flow	61.5	**37.6**	↓ **39%**
Net Cash	33.5	**46.0**	↑ **37%**
S$: US$	1.73	**1.66**	↑ **4%**

* Restated due to change in definition of mass displays and reclassification of certain depreciation items between cost ofs ales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.


Del Monte
Quality

Full Year 2004 (S$)

In S$m	FY2003*	**FY2004**	Change
Turnover	346.7	**337.3**	↓ **3%**
EBITDA	68.1	**69.0**	↑ **1%**
PBIT	57.8	**58.8**	↑ **2%**
Net Profit	52.5	**47.5**	↓ **10%**
EPS (SG cents)	4.90	**4.43**	↓ **10%**
Dividend Per Share (SG cents)	2.87	**3.89**	↑ **35%**
Operating Cash Flow	64.3	**67.6**	↑ **5%**
Net Cash	33.5	**46.8**	↑ **40%**
S$: US$ for P&L	1.74	**1.69**	↑ **3%**
S$: US$ for Dividend	1.70	**1.66**	↑ **2%**

* Restated due to change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expense. Please refer to the Management Discussion and Analysis Report page 4.

SEC. NO. 82-5068


Del Monte
Quality

Share Price Performance


Base = 100
115
110
105
100
95
90
85
DMPL Share Price Index
Straits Times Index
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05

Del Monte Pacific Share Price and Volume


Volume (in m shares)
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.0
Share Price (S$)
0.70
0.60
0.50
0.40
0.30
0.10
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05

As at 18 Feb 05


Del Monte
Quality

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Fourth Quarter and Full Year Ended 31 December 2004


SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C.
SECTION

CONTENTS **Page**

For enquiries, please contact:
Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6324 6822
Fax: (65) 6221 9477
[illegible]@delmontepacific.com

DEL MONTE PACIFIC REPORTS LOWER 4Q AND FULL YEAR 2004 RESULTS

- **4Q turnover down 8% to US$66m; Full year was flat at US$200m**
- **4Q PBIT up 3% to US$15m; Full Year grew 5% to US$35m**
- **4Q net profit fell 11% to US$12m and Full Year down 7% to US$28m due to higher taxes**
- **Full Year Cash Flow strong at US$40m, up 8%**
- **Final dividend of 1.81 US cents/share (2.97 SGD cents/share); Full Year payout of 90%**

Singapore, 24 February 2005 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced its turnover for the fourth quarter declined 8% to US$66.4 million versus the same quarter last year. Fourth quarter net profit fell 11% to US$11.9 million from US$13.4 million.

Turnover for the fourth quarter decreased by 8% due to lower processed product sales, lower pineapple juice concentrate sales in Europe, and weak non-processed product turnover. Beverage sales in Asia grew 31% largely due to Great Lakes' sales of US$1.2 million, which was not in the prior year results as it was acquired in July 2004.

The Group's gross profit margin for the quarter remained flat at 32.6%. PBIT increased 3% to US$15.4 million despite lower turnover primarily due to a US$1.3 million lower inventory provision compared to the prior year quarter. Net profit in the fourth quarter declined 11% to US$11.9 million mainly due to higher taxes.

For the full year, turnover was US$199.6 million, flat with the prior year. Gross profit margin for the year was down to 28.2% from 28.9% due to higher product costs. However, PBIT increased 5% to US$34.8 million largely due to lower inventory provision. In line with our outlook statement in the Third Quarter Results Release, net profit for the full year fell 7% to US$28.1 million from US$30.2 million as a result of higher taxes.

"While 2004 was a difficult year with lower prices and rising costs, we managed to grow PBIT and limit net profit decline to 7%," said Chairman Tony Chew. "With the acquisition of Great Lakes in China and our newly-acquired processing plant in India, we have put in place a foundation for future growth."

Capital expenditure in the fourth quarter was US$3 million reflecting acquisition and capex costs primarily relating to the purchase of Great Lakes in China and the India plant.

Full year 2004 operating cash flow increased to US$40 million from US$36.9 million, reflecting tighter working capital management. The Group ended the year with a net cash position of US$27.7 million, up from US$19.2 million at end of 2003.

The Board declared a final dividend of 1.81 US cents (US$0.0181) per share, representing a 118% payout of the Group's net profit in the second half of 2004. Coupled with the interim dividend of 0.54 US cents (US$0.0054), this translates to a 90% payout of full year profit.

The Company has a stated dividend policy of paying a minimum of 33% of full year profit. The Full Year payout of 90% reflects the Company's strong 2004 cash flow and year-end net cash position, after fully funding capital expenditures and acquisition projects. Following the payout, the Company will still be in a net cash position for the purpose of funding 2005 capital expenditures and investment projects.

Looking ahead, the Company expects challenging operating conditions to persist, with continued pressure on key costs, including tinplate, energy and freight. Accordingly, Management is actively working on programs to control costs and to generate new areas of growth and profit in existing markets while commencing to build on the Company's new growth platforms in China and India.

Barring any unforeseen circumstances, net profit in 2005 should be comparable to that of 2004.

FINANCIAL HIGHLIGHTS – FOURTH QUARTER 2004 AND FULL YEAR 2004

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2004	2003	(%)	2004	2003	(%)
Turnover[2]	**66,422**	72,435	(8.3)	**199,579**	199,235	0.2
Gross profit[2]	**21,638**	23,591	(8.3)	**56,360**	57,588	(2.1)
Gross profit margin (%)	***32.6***	*32.6*	-	***28.2***	*28.9*	*(0.7 ppt)*
EBITDA	**16,978**	16,574	2.4	**40,855**	39,157	4.3
EBITDA margin (%)	***25.6***	*22.9*	*2.7 ppt*	***20.5***	*19.7*	*0.8 ppt*
PBIT	**15,414**	14,966	3.0	**34,767**	33,221	4.7
PBIT margin (%)	***23.2***	*20.7*	*2.5 ppt*	***17.4***	*16.7*	*0.7 ppt*
Net profit	**11,939**	13,392	(10.8)	**28,112**	30,197	(6.9)
Net profit margin (%)	***18.0***	*18.5*	*(0.5 ppt)*	***14.1***	*15.2*	*(1.1 ppt)*
EPS (US cents)	**1.11**	1.25	(11.2)	**2.62**	2.82	(7.1)
Net cash	**27,707**	19,234	44.1	**27,707**	19,234	44.1
Cash flow from operations	**22,648**	35,532	(36.3)	**39,989**	35,932	8.3
Capital expenditure	**3,003**	2,325	29.2	**4,918**	7,559	(34.9)
Dividend per share (US cents)	**1.81**	1.28	41.4	**2.35**	1.69	39.1

1 The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table.

2 Turnover and gross profit for 2003 were restated due to a change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards. Mass displays were previously treated as indirect promotions and classified under advertising and promotions. These are currently treated as direct promotions and netted out of turnover.

REVIEW OF OPERATING PERFORMANCE FOR THE FOURTH QUARTER AND FULL YEAR 2004

The Group's turnover for the fourth quarter of 2004 decreased by 8% to US$66.4 million from US$72.4 million due to lower processed product sales, lower pineapple juice concentrate sales in Europe, and weak non-processed product turnover. Beverage sales in Asia were strong, up 31%, which included Great Lakes' contribution of US$1.2 million or 2% to Group turnover. However, this was offset by lower pineapple concentrate sales in Europe.

The Group's gross profit margin for the quarter remained flat at 32.6%. PBIT increased by 3% to US$15.4 million from US$15 million despite lower sales primarily due to lower inventory provision this year. In the fourth quarter of last year, the Company made a US$1.9 million inventory provision as a result of tightened inventory management.

Net profit for the fourth quarter declined 11% to US$11.9 million from US$13.4 million mainly due to higher tax expenses.

Our core products - processed products and beverages - which accounted for 96% of total turnover in the fourth quarter, decreased by 7%. This was primarily due to lower pineapple solids and pineapple juice concentrate sales, particularly in Europe, but these were offset by higher juice sales in Asia.

Turnover of non-processed products - the non-core cattle business plus fresh pineapples sold only in Asia, accounting for 4% of Group turnover - declined by 32% compared to the prior year quarter due to a 47% decline in cattle volume and a 24% drop in fresh pineapple prices.

Asia contributed 71% of Group turnover, versus 65% in the same quarter last year. Turnover in Asia declined 1% as a result of weak non-processed product sales. This offset the 2% growth in core product sales led by the strong performance of the beverage segment.

Turnover in Europe/North America accounted for 29% of Group turnover, versus 35% in the same quarter last year. Turnover in the region decreased by 22% on the back of an 18% fall in volume and a 4% decline in prices. Sales to Europe dropped significantly by 40% due to lower volume reflecting a strong year-ago base partly due to catch up of shipments to Europe in the fourth quarter of last year. For the full year, sales to Europe improved by 33% on the back of strong volume and price growth in pineapple solids and pineapple juice concentrate in the first three quarters of 2004.

For the full year, Group turnover was flat at US$199.6 million. Great Lakes contributed US$3.4 million or 2% to total turnover. Gross profit margin decreased by 0.7 percentage point as a result of higher product costs, particularly raw product cost and tinplate cost. This was slightly offset by lower fixed cost and favourable peso depreciation.

The core product turnover for the full year increased by 2% to US$189.1 million largely due to Great Lakes' contribution. Non-core product turnover declined by 28% due to a 43% fall in cattle volume and 27% drop in fresh pineapple prices.

Sales in Asia for the full year were US$131.4 million, 3% higher than last year. PBIT was 21% higher due to higher turnover and lower distribution and selling expense resulting from lower marketing expenses in the Philippine market.

Sales in Europe/North America for the full year were down 5% due to the decline in turnover in North America which offset the strong sales in Europe. PBIT fell significantly by 17% on account of low volume and prices in North America.

Group operating cash flow during the quarter declined by 36% to US$22.6 million, compared to US$35.5 million in the same quarter last year. However, full year operating cash flow grew 8% to US$40 million from US$36.9 million last year, reflecting tighter working capital management.

Capital expenditure in the fourth quarter increased by 29% to US$3 million from US$2.3 million mainly due to capital expenditure for the China and India businesses which the Company acquired in the second half of the year. Full year capital expenditure decreased by 35% to US$4.9 million from US$7.6 million as major projects had been completed in 2003.

VARIANCE FROM PROSPECT STATEMENT

The full year 2004 results are in line with the business outlook statement indicated at our last results announcement.

BUSINESS OUTLOOK

Looking ahead, the Company expects challenging operating conditions to persist, with continued pressure on key costs, including tinplate, energy and freight. Accordingly, Management is actively working on programs to control costs and to generate new areas of growth and profit in existing markets while commencing to build on the Company's new growth platforms in China and India.

Barring any unforeseen circumstances, net profit in 2005 should be comparable to that of 2004.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 Dec		YoY Change	For the three months ended 31 Dec		YoY Change
	2004	2003[1]	(%)	2004	2003[2]	(%)
Asia	**46,834**	47,346	(1.1)	**9,787**	**8,603**	13.8
Europe/North America	**19,588**	25,089	(21.9)	**5,627**	**6,363**	(11.6)
Total	**66,422**	72,435	(8.3)	**15,414**	**14,966**	3.0

In US$'000	Turnover			PBIT		
	For the year ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2004	2003[1]	(%)	2004	2003[2]	(%)
Asia	**131,412**	127,239	3.3	**22,589**	18,614	21.4
Europe/North America	**68,167**	71,996	(5.3)	**12,178**	14,607	(16.6)
Total	**199,579**	199,235	0.2	**34,767**	33,221	4.7

[1] *Prior periods' turnover was restated due to a change in definition of mass displays*

[2] *Prior periods' PBIT was restated due to reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards.*

See Notes to the Financial Statements number 5 for more details.

Asia

Turnover in Asia, which accounted for 71% of fourth quarter turnover, decreased marginally by 1% to US$46.8 million mainly due to lower sales of non-core products. Core product turnover in the region grew by 2% driven by volume increase, while non-core products fell on the back of lower cattle volume and weak fresh pineapple pricing.

Turnover was flat in the Philippines. Overall pricing in this market grew by 3% despite a 4% depreciation of the Peso. However it was offset by a 3% decline in volume. Meanwhile, Great Lakes contributed US$1.2 million to the Group turnover.

Although turnover in Asia declined by 1%, PBIT in this region increased by 14% to US$9.8 million from US$8.6 million due to lower inventory provision compared to the same quarter last year.

For the full year, turnover in Asia improved by 3% to US$131.4 million on account of a 7% increase in core-product turnover. Philippines registered a 4% growth in sales. Great Lakes, whose results were consolidated starting July 2004, contributed US$3.4 million in turnover. PBIT in Asia for the full year increased 21% due to higher turnover and lower distribution and selling expenses resulting from lower marketing spending in the Philippines.

Europe/North America

Turnover in Europe/North America for the fourth quarter, comprising 29% of Group turnover, decreased by 22% to US$19.6 million mainly due to an 18% volume decline and a 4% decrease in price. Sales in Europe were significantly weaker due to lower concentrate volume, following strong sales in the earlier three quarters and a high base effect given the catch up shipments to Europe in the fourth quarter of last year.

PBIT for Europe/North America decreased by 12% to US$5.6 million due to lower turnover offset by lower inventory provision versus the same quarter last year.

For the full year, turnover in Europe/North America decreased by 5% to US$68.2 million. The strong sales in Europe were more than offset by lower turnover in North America. PBIT fell 17% primarily due to lower pricing and volume in North America.

2. By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 31 Dec		YoY Change	For the three months ended 31 Dec		YoY Change
	2004	2003[1]	(%)	2004	2003[2]	(%)
Processed Products	**47,814**	51,717	(7.5)	**11,196**	10,785	3.8
Beverages	**15,862**	16,662	(5.0)	**4,066**	4,007	1.5
Non-processed Products	**2,746**	4,056	(32.3)	**152**	174	(12.6)
Total	**66,422**	72,435	(8.3)	**15,414**	14,966	3.0

In US$'000	Turnover			PBIT		
	For the year ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2004	2003[1]	(%)	2004	2003[2]	(%)
Processed Products	**134,458**	137,204	(2.0)	**22,512**	23,208	(3.0)
Beverages	**54,625**	47,425	15.2	**12,073**	9,178	31.5
Non-processed Products	**10,496**	14,606	(28.1)	**182**	835	(78.2)
Total	**199,579**	199,235	0.2	**34,767**	33,221	4.7

[1] *Prior periods' turnover was restated due to a change in definition of mass displays*

[2] *Prior periods' PBIT was restated due to reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards.*

See Notes to the Financial Statements number 5 for more details.

Processed Products

Processed products, the largest product category, which contributes 72% of the Group's fourth quarter turnover, consist of processed fruits (pineapple solids and tropical mixed fruits), tomato-based products and other processed products such as pasta and condiments.

Turnover of processed products decreased by 8% to US$47.8 million mainly due to a 7% volume decline, particularly pineapple solids in Europe and mixed fruits in Asia.

PBIT for the fourth quarter grew 4% to US$11.2 million despite lower sales due to lower inventory provision.

For the full year, turnover declined marginally by 2% to US$134.4 million from US$137.2 million while PBIT decreased by 3% to US$22.5 million mainly due to lower pricing in North America.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 24% of the Group's turnover in the fourth quarter of 2004.

Turnover for this segment fell 5% to US$15.9 million from US$16.7 million primarily due to lower volume and pricing of pineapple juice concentrate in Europe which declined by 46% and 3%, respectively. This was partially offset by higher juice sales driven by Great Lakes' contribution in this year's results.

PBIT for the fourth quarter increased slightly by 2% to US$4.1 million mainly due to lower marketing spending in the Philippine market.

For the full year, turnover rose to US$54.6 million and PBIT improved by 32% to US$12.1 million driven by strong pineapple juice concentrates sales in the earlier three quarters and Great Lakes' contribution since 1 July 2004.

Non-processed Products

Accounting for 4% of the Group's turnover in the fourth quarter of 2004, non-processed products consist mainly of the non-core cattle business and fresh pineapples - both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover for this segment fell 32% to US$2.7 million as a result of a 47% decline in cattle volume and a 24% drop in fresh pineapple prices. As a result, this segment's PBIT in the fourth quarter declined by 13% to US$0.15 million from US$0.17 million.

For the full year, turnover dropped by 28% to US$10.5 million from US$14.6 million while PBIT fell 78% to US$0.2 million versus US$0.8 million in the same quarter last year.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 31 Dec		For the year ended 31 Dec	
	2004	2003*	2004	2003*
Cost of Goods Sold	**67.4**	67.4	**71.8**	71.1
Distribution & Selling Expenses	**4.0**	3.6	**5.5**	6.2
General & Administration Expenses	**2.7**	1.7	**2.0**	1.7
Other Operating Expenses	**2.6**	6.5	**3.2**	4.1

** Restated due to a change in classification of certain depreciation items from cost of goods sold to other operating expenses*

Cost of Goods Sold

For the fourth quarter, cost of goods sold as a percentage of turnover remained flat at 67.4%. For the full year, cost of goods sold as a percentage of turnover increased marginally to 71.8% from 71.1%, due to increases in raw product and tinplate costs partially offset by lower fixed costs and favourable Peso depreciation.

Distribution & Selling Expenses

Distribution and selling expenses as a percentage of fourth-quarter turnover increased by 0.4 percentage point to 4%. However, distribution and selling expenses as a percentage of turnover for the full year decreased to 5.5% from 6.2% due to lower marketing spending in the Philippine market.

General & Administration Expenses

General and administration expenses as a percentage of fourth quarter and full year turnover increased due to the consolidation of Great Lakes and start-up costs for the Indian operation.

Other Operating Expenses

Other operating expenses as a percentage of turnover decreased for the fourth quarter and full year largely due to lower provision for inventory obsolescence.

Operating expenses included the IAS 41 adjustments which had an unfavourable impact of US$0.08 million versus a gain of US$0.2 million in the same quarter last year. IAS 41 requires the Company to revalue biological assets at fair value less point-of-sale costs. The relatively large fluctuations in cattle prices can significantly affect the carrying value of this asset and thus impact the income statement.

In US$'000	For the three months ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2004	2003	(%)	2004	2003	(%)
Other operating expenses (before IAS 41)	**1,668**	4,905	(66.0)	**5,816**	8,711	(33.2)
Net change in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**80**	(197)	(140.6)	**475**	(512)	(192.3)
Other operating expenses (after IAS 41)	**1,748**	4,708	(62.9)	**6,291**	8,199	(23.3)

REVIEW OF GROUP ASSETS AND LIABILITIES

Extract of Accounts with Significant Variances in US$'000	As at	
	31 Dec 2004	31 Dec 2003
Intangible assets	15,156	9,376
Inventories	35,679	41,529
Biological assets	37,248	34,234
Trade debtors	23,981	20,572
Due from affiliated companies (trade)	127	3,825
Other creditors and accruals	18,191	16,579

Intangible assets

Intangible assets increased compared to last year due to the goodwill of US$5.6 million and other intangibles of US$0.6 million in relation to the acquisition of Great Lakes.

Inventories

Inventories decreased versus the same period last year due to tighter working capital management.

Biological assets

Biological assets consist of deferred growing crops and livestock. Biological assets increased compared to last year due to an increase in planted area, lower tonnage harvested and higher livestock inventory.

Trade debtors

Trade debtors increased due to the reclassification of receivables from Europe. Prior to the acquisition of Del Monte Foods Europe by Fresh Del Monte Produce Inc from the Cirio Group on 1 October 2004, receivables from Europe were classified as due from affiliated companies (trade).

Due from affiliated companies (trade)

Due from affiliated companies (trade) declined significantly compared to last year due to the reclassification of receivables from Europe.

Other creditors and accruals

Other creditors and accruals were higher versus last year due to the consolidation of Great Lakes liabilities and timing of payments to suppliers.

SHARE CAPITAL

Ordinary shares issued and fully paid-up share capital	31 Dec 2004	31 Dec 2003
Number of shares	**1,074,483,194**	1,072,079,194
Share capital (US$'000)	**10,745**	10,721

A total of 2,404,000 share options were exercised in 2004 (30,000 share options in the fourth quarter), and new shares were issued as a result thereof. As at 31 December 2004, the total number of outstanding share options was 16,158,694 (31 December 2003: 19,545,265). A total of 982,571 share options lapsed during 2004.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net cash for the period ended 30 September 2004	8,239
Net cash from operating activities	22,648
Capital expenditure	(3,003)
Proceeds from disposal of fixed assets	15
Proceeds from exercise of share options	9
Effect of exchange rate changes	(201)
Net cash for the period ended 31 December 2004	27,707

Liquidity in US$'000	31 Dec 2004	31 Dec 2003
Gross borrowings	**29,810**	31,276
Current	**29,810**	31,276
Secured	-	-
Unsecured	**29,810**	31,276
Non-current		
Secured	-	-
Unsecured	-	-
Less: Cash and bank balances	**57,517**	50,510
Net cash	**27,707**	19,234

The Group's net cash (cash and bank balances less borrowings) amounted to US$27.7 million as at 31 December 2004 compared to US$19.2 million at 31 December 2003 as a result of tighter balance sheet and working capital management, and lower capital expenditure for the year.

CAPITAL EXPENDITURE

In the fourth quarter of 2004, capital expenditure increased by 29% to US$3.0 million from US$2.3 million in the same quarter last year. The major projects for the quarter included those that were for acquisitions:

- Replacement and reconditioning of various plantation automotive and heavy equipment units
- Various improvements in cannery in compliance with Good Manufacturing Practices requirement
- Factory building and land near Bangalore, India
- New equipment in Tianjin, China for export market products

In US$'000	For the three months ended 31 Dec	
	2004	2003
Capex	**3,003**	2,325
Depreciation	**1,291**	1,460

DIVIDENDS

The Directors declared a final dividend of 1.81 US cents (US$0.0181) representing a 118% payout of second-half net profit of US$16.5 million. Coupled with the interim dividend of 50% of first half net profit, this translates to a 90% payout of full year profit.

Dividends	For the year ended 31 Dec			
	2004		2003	
Name of dividend	**Final Ordinary**	**Interim Ordinary**	Final Ordinary	Interim Ordinary
Type of dividend	**Cash**	**Cash**	Cash	Cash
Dividend amount per share	**1.81 US cents per ordinary share (tax not applicable)**	**0.54 US cents per ordinary share (tax not applicable)**	1.28 US cents per ordinary share (tax not applicable)	0.41 US cents per ordinary share (tax not applicable)
Par value of shares	**US$0.01**	**US$0.01**	US$0.01	US$0.01
Tax rate	**Nil**	**Nil**	Nil	Nil
Book closure date	**TBA**	**24 August 2004**	6 May 2004	4 September 2003
Payable date	**TBA**	**7 September 2004**	25 May 2004	25 September 2003

DEL MONTE PACIFIC LIMITED
PROFIT AND LOSS ACCOUNTS

Amounts in US$'000	Group					
	For the three months ended 31 Dec			For the year ended 31 Dec		
	2004 Unaudited	2003* Audited	%	2004 Unaudited	2003* Audited	%
Turnover	**66,422**	72,435	(8.3)	**199,579**	199,235	0.2
Cost of sales	**(44,784)**	(48,844)	(8.3)	**(143,219)**	(141,647)	1.1
Gross profit	**21,638**	23,591	(8.3)	**56,360**	57,588	(2.1)
Distribution and selling expenses	**(2,656)**	(2,616)	1.5	**(11,010)**	(12,358)	(10.9)
General and administration expenses	**(1,812)**	(1,229)	47.4	**(4,071)**	(3,373)	20.7
Other operating expenses	**(1,748)**	(4,708)	(62.9)	**(6,291)**	(8,199)	(23.3)
Profit from operations	**15,422**	15,038	2.6	**34,988**	33,658	4.0
Financial income	**139**	137	1.5	**761**	832	(8.5)
Financial expense	**(305)**	(853)	(64.2)	**(2,575)**	(2,599)	(0.9)
Profit before taxation	**15,256**	14,322	6.5	**33,174**	31,891	4.0
Taxation	**(3,366)**	(930)	261.9	**(5,115)**	(1,694)	201.9
Profit after taxation	**11,890**	13,392	(11.2)	**28,059**	30,197	(7.1)
Minority Interest	**49**	-	n/m	**53**	-	n/m
Net profit attributable to shareholders	**11,939**	13,392	(10.8)	**28,112**	30,197	(6.9)

* *Turnover and gross profit for 2003 were restated due to a change in definition of mass displays and reclassification of certain depreciation items between cost of sales and operating expenses to conform to current reporting standards. Mass displays were previously treated as indirect promotions and classified under advertising and promotions. These are currently treated as direct promotions and netted out of turnover.*

Notes:						
Depreciation and amortisation	**(1,426)**	(1,536)	(7.2)	**(5,737)**	(5,499)	4.3
Financial income comprise:						
Interest income	**139**	137	1.5	**761**	832	(8.5)
	139	137	1.5	**761**	832	(8.5)
Financial expense comprise:						
Interest expense	**(297)**	(781)	(62.0)	**(2,354)**	(2,162)	8.9
Foreign exchange loss	**(8)**	(72)	(88.9)	**(221)**	(437)	(49.4)
	(305)	(853)	(64.2)	**(2,575)**	(2,599)	(0.9)

Earnings per ordinary share in US cents	Group			
	For the three months ended 31 Dec		For the year ended 31 Dec	
	2004	2003	2004	2003
Earnings per ordinary share based on net profit attributable to shareholders:				
(i) Based on existing issued share capital	**1.11**	1.25	**2.62**	2.82
(ii) On a fully diluted basis	**1.11**	1.25	**2.62**	2.82

SEC. NO. 82-5068

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS

Amounts in US$'000	Group		Company	
	31 Dec 2004 Unaudited	31 Dec 2003 Audited	31 Dec 2004 Unaudited	31 Dec 2003 Audited
EQUITY				
Share capital	**10,745**	10,721	**10,745**	10,721
Share premium	**66,609**	65,936	**66,748**	66,075
Translation reserves	**(68,617)**	(67,665)	-	-
Revenue reserves	**148,853**	140,291	**1,244**	676
	157,590	149,283	**78,737**	77,472
Minority Interest	**(9)**	-	-	-
	157,581	149,283	**78,737**	77,472
ASSETS LESS LIABILITIES				
Fixed assets	**48,832**	48,719	-	-
Subsidiaries	-	-	**16,709**	10,149
Intangible assets	**15,156**	9,316	-	-
Other assets	**6,230**	6,033	-	-
Current assets				
Inventories	**35,679**	41,529	-	-
Biological assets *	**37,248**	34,234	-	-
Trade debtors	**23,981**	20,672	-	-
Other debtors, deposits and prepayments	**7,525**	6,806	**2**	-
Due from subsidiaries (non-trade)	-	-	**81,386**	80,139
Due from affiliated companies (trade)	**127**	3,825	-	-
Short-term deposits	**50,681**	46,030	-	-
Cash and bank balances	**6,836**	4,480	**12**	6
	162,077	157,576	**81,400**	80,145

* Biological assets consist of deferred growing crops and livestock

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group		Company	
	31 Dec 2004 Unaudited	31 Dec 2003 Audited	31 Dec 2004 Unaudited	31 Dec 2003 Audited
Current liabilities				
Trade creditors	8,997	8,827	-	-
Other creditors and accruals	18,191	16,579	392	467
Due to subsidiaries (non-trade)	-	-	18,980	12,355
Short-term borrowings (unsecured)	29,810	31,276	-	-
Provision for taxation	1,176	732	-	-
	58,174	57,414	19,372	12,822
Net current assets	103,903	100,162	62,028	67,323
Non-current liabilities				
Due to an affiliated company (non-trade)	(7,715)	(7,497)	-	-
Long-term lease payable	(365)	-	-	-
Deferred tax liabilities	(8,457)	(7,450)	-	-
	157,581	149,283	78,737	77,472

Net asset value per ordinary share in US cents	Group		Company	
	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
Net asset value per ordinary share	14.67	13.93	7.33	7.23

DEL MONTE PACIFIC LIMITED
STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	Share capital	Share premium	Translation reserves	Revenue reserves	Total
As at 1 January 2003, as previously stated	10,716	65,815	(64,360)	130,575	142,746
Changes in accounting policies (IAS 41)	-	-	-	632	632
As at 1 January 2003, as restated	10,716	65,815	(64,360)	131,207	143,378
As at 1 October 2003	10,720	65,926	(66,924)	126,899	136,621
Currency translation differences not recognised in the profit and and loss statement	-	-	(741)	-	(741)
Share issued under share option plan	1	10	-	-	11
Net profit attributable to shareholders	-	-	-	13,392	13,392
As at 31 December 2003	10,721	65,936	(67,665)	140,291	149,283
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
As at 1 October 2004	10,744	66,601	(68,448)	136,914	145,811
Currency translation differences not recognised in the profit and and loss statement	-	-	(169)	-	(169)
Share issued under share option plan	1	8	-	-	9
Net profit attributable to shareholders	-	-	-	11,939	11,939
As at 31 December 2004	10,745	66,609	(68,617)	148,853	157,590

THE COMPANY

Amounts in US$'000	Share capital	Share premium	Revenue reserves	Total
As at 1 January 2003	10,716	65,954	524	77,194
As at 1 October 2003	10,720	66,065	1,767	78,552
Share issued under share option plan	1	10	-	11
Net profit attributable to shareholders	-	-	(1,091)	(1,091)
As at 31 December 2003	10,721	66,075	676	77,472
As at 1 January 2004	10,721	66,075	676	77,472
As at 1 October 2004	10,744	66,740	(7,736)	69,748
Share issued under share option plan	1	8	-	9
Net profit attributable to shareholders	-	-	8,980	8,980
As at 31 December 2004	10,745	66,748	1,244	78,737

DEL MONTE PACIFIC LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	For the three months ended 31 Dec		For the year ended 31 Dec	
	2004 Unaudited	2003 Audited	2004 Unaudited	2003 Audited
Cash flows from operating activities				
Net profit attributable to shareholders	**11,939**	13,392	**28,112**	30,197
Adjustments for:				
Depreciation and amortisation	**1,426**	1,536	**5,737**	5,499
Provision for asset impairment	**179**	137	**168**	137
Provision for stock obsolescence	**650**	1,919	**2,549**	2,132
(Writeback of) provision for doubtful debts	**(222)**	25	**79**	177
(Writeback of) provision for deferred income tax	**770**	(441)	**1,162**	(465)
Loss (gain) on disposal of fixed assets	**(67)**	27	**(75)**	-
Minority interest	**(49)**	-	**(53)**	-
Operating profit before working capital changes	**14,626**	16,595	**37,679**	37,677
Decrease (increase) in:				
Other assets	**2,369**	2,188	**(195)**	(682)
Inventories	**3,793**	11,910	**4,062**	(2,443)
Biological assets	**260**	3,105	**(3,014)**	2,460
Trade debtors	**(11,005)**	(3,624)	**(1,765)**	(1,251)
Other debtors, deposits and prepayments	**631**	272	**(445)**	(1,170)
Due (to) from affiliated companies	**6,435**	(553)	**3,916**	2,349
Increase (decrease) in:				
Trade creditors, other creditors and accruals	**4,024**	5,135	**(1,061)**	399
Provision for taxation	**1,147**	504	**444**	(407)
Long-term lease payable	**368**	-	**368**	-
Net cash from operating activities	**22,648**	35,532	**39,989**	36,932
Cash flows from investing activities				
Proceeds from disposal of fixed assets	**15**	7	**146**	46
Purchase of fixed assets	**(3,003)**	(2,325)	**(4,918)**	(7,559)
Acquisition of subsidiary companies, net of debt (note c)	**-**	-	**(7,357)**	-
Net cash used in investing activities	**(2,988)**	(2,318)	**(12,129)**	(7,513)
Cash flows from financing activities				
(Repayment) short-term borrowings	**16,938**	(5,253)	**(7,466)**	16,044
Proceeds from exercise of stock options	**9**	11	**697**	126
Dividends paid	**-**	-	**(13,550)**	(21,113)
Net cash used in financing activities	**16,947**	(5,242)	**(20,319)**	(4,943)
Effect of exchange rate changes on cash and cash equivalents	**(201)**	(457)	**(534)**	(1,803)
Net increase in cash and cash equivalents	**36,406**	27,515	**7,007**	22,673
Cash and cash equivalents, beginning of period	**21,111**	22,995	**50,510**	27,837
Cash and cash equivalents, end of period	**57,517**	50,510	**57,517**	50,510

DEL MONTE PACIFIC LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	For the three months ended 31 Dec		For the year ended 31 Dec	
	2004 Unaudited	**2003 Audited**	**2004 Unaudited**	**2003 Audited**
(a) Cash paid (received) during the year, included in operating activities				
Interest expenses	**265**	656	**2,166**	1,887
Interest income	**(73)**	(100)	**(655)**	(751)
Income taxes	**1,449**	977	**3,492**	2,632
(b) Analysis of the balances of cash and cash equivalents				
Cash and bank balances	**6,836**	4,480	**6,836**	4,480
Short-term deposits	**50,681**	46,030	**50,681**	46,030
	57,517	50,510	**57,517**	50,510

(c) Acquisition of a subsidiary company

The acquisition of a subsidiary company has been shown in the consolidated statement of cash flows as a single item. The effect on the individual assets and liabilities at the date of acquisition is set out below:

Intangible assets	594
Fixed assets	1,427
Inventories	729
Trade debtors	1,610
Other debtors, deposits and prepayments	274
Cash and bank balances	697
Trade creditors	(1,489)
Other creditors and accruals	(1,354)
Short-term borrowings	(1,494)
Minority interests	(44)
Net assets acquired	950
Goodwill arising on consolidation	5,610
Total consideration (including acquisition related cost)	6,560
Add: Net debt of subsidiary company	797
Cash outflow on acquisition, net of debt	7,357

NOTES TO THE FINANCIAL STATEMENTS

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 31 Dec		YoY Change	For the year ended 31 Dec		YoY Change
	2004	2003	(%)	2004	2003	(%)
Turnover	**110,261**	125,313	(12.0)	**337,289**	346,669	(2.7)
Gross profit	**35,919**	40,812	(12.0)	**95,248**	100,203	(4.9)
Gross profit margin (%)	***32.6***	*32.6*	-	***28.2***	*28.9*	*(0.7 ppt)*
EBITDA	**28,183**	28,673	(1.7)	**69,045**	68,133	1.3
EBITDA margin (%)	***25.6***	*22.9*	*2.7 ppt*	***20.5***	*19.7*	*0.8 ppt*
PBIT	**25,587**	25,891	(1.2)	**58,756**	57,805	1.6
PBIT margin (%)	***23.2***	*20.7*	*2.5 ppt*	***17.4***	*16.7*	*0.7 ppt*
Net profit	**19,819**	23,168	(14.5)	**47,509**	52,543	(9.6)
Net profit margin (%)	**18.0**	*18.5*	*(0.5 ppt)*	***14.1***	*15.2*	*(1.1 ppt)*
EPS (SG cents)	**1.84**	2.16	(14.8)	**4.43**	4.90	(9.6)
Net cash	**45,994**	33,275	38.2	**46,825**	33,467	39.9
Cash flow from operations	**37,596**	61,470	(38.8)	**67,581**	64,262	5.2
Capital expenditure	**4,985**	4,022	23.9	**8,311**	13,153	(36.8)
Dividend per share (SG cents)	**2.97**	2.15	38.1	**3.89**	2.87	35.5

Note:
P&L S$/US$ conversion rate: 1.66 (4Q04), 1.69 (FY04), 1.73 (4Q03) and 1.74 (FY03).
Dividend S$/US$ conversion rate: 1.64 (Indicative rate 4Q04), 1.66 (Average rate FY04), 1.68 (Actual rate 4Q03) and 1.70 (Average rate FY03).

2. AUDIT

Full year 2004 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the Group's most recently audited financial statements for the financial year ended 31 December 2003, except for the adoption of the following new and revised International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") in March 2004:

IFRS 3	Business Combinations
Revised IAS 36	Impairment of Assets
Revised IAS 38	Intangible Assets

In March 2004, IASB issued IFRS 3, revised IAS 36 and revised IAS 38. Accordingly, IAS 22 Business Combinations was withdrawn. IFRS 3 is effective for business combinations for which the agreement date is on or after 31 March 2004. The revised IAS 36 and revised IAS 38 are applicable to goodwill and intangible assets acquired in business combinations for which the agreement date is on or after 31 March 2004.

SEC. NO. 82-5068

The adoption of IFRS 3, revised IAS 36 and revised IAS 38 resulted in a change in the accounting treatment for goodwill. IFRS 3 requires goodwill acquired in a business combination to be measured at cost less any accumulated impairment losses. Goodwill shall no longer be amortised. Instead, impairment is tested annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The replaced IAS 22 required acquired goodwill to be systematically amortised over its useful life, and included a rebuttable presumption that its useful life could not exceed twenty years from initial recognition.

Had the new standards not been adopted, amortisation charge for the full year ended 31 December 2004 would have been US$150,000.

4. SUBSIDIARIES

On 9 July 2004, we completed the acquisition of Abpak Company Ltd which owns 100% of Great Lakes (Tianjin) Fresh Foods and Juice Company Ltd. Abpak Company Ltd became a subsidiary of Del Monte Pacific Ltd to the extent of 89% ownership.

Del Monte Foods India Private Limited, the Company's wholly-owned Indian subsidiary, completed the acquisition of an integrated mango and food processing unit in India on 20 January 2005.

5. GROUP SEGMENTAL REPORTING

By business segments

For the year ended 31 Dec 2004 In US$'000	Processed Products	Beverages	Non-processed Products	Consolidated
Turnover	134,458	54,625	10,496	199,579
Profit from operations, representing segment result	22,649	12,156	183	34,988
Net foreign exchange loss	(137)	(83)	(1)	(221)
Profit before interest and tax	22,512	12,073	182	34,767
Net interest expense	(990)	(595)	(8)	(1,593)
Profit before tax	21,522	11,478	174	33,174
Tax				(5,115)
Minority interest				53
Net profit attributable to shareholders				28,112
Segment assets	100,000	67,548	7,230	174,778
Unallocated assets				57,517
Consolidated total assets				232.295
Segment liabilities	26,066	8,638	567	35,271
Unallocated liabilities				39,443
Consolidated total liabilities				74,714
Capital expenditure	2,351	2,471	96	4,918
Depreciation	3,086	2,125	164	5,375
Amortisation	211	131	20	362
Non-cash expenses (net) other than depreciation and amortisation	2,606	1,191	33	3,830

For the year ended 31 Dec 2003 In US$'000	**Processed Products**	**Beverages**	**Non-processed Products**	**Consolidated**
Turnover	137,204	47,425	14,606	199,235
Profit from operations, representing segment result	23,516	9,300	842	33,658
Net foreign exchange loss	(308)	(122)	(7)	(437)
Profit before interest and tax	23,208	9,178	835	33,221
Net interest expense	(937)	(372)	(21)	(1,330)
Profit before tax	22,271	8,806	814	31,891
Tax				(1,694)
Net profit attributable to shareholders				30,197
Segment assets	116,540	47,057	7,537	171,134
Unallocated assets				50,510
Consolidated total assets				221,644
Segment liabilities	24,673	6,595	1,635	32,903
Unallocated liabilities				39,458
Consolidated total liabilities				72,361
Capital expenditure	4,138	3,289	132	7,559
Depreciation	3,186	1,846	164	5,196
Amortisation	206	70	27	303
Non-cash expenses (net) other than depreciation and amortisation	1,053	830	98	1,981

By geographical segments

In US$'000	**Turnover**		**Capital expenditure**		**Total assets**	
	For the year ended 31 Dec				**As at 31 Dec**	
	2004	**2003 (Restated)**	**2004**	**2003**	**2004**	**2003**
Asia	**131,412**	127,239	**4,918**	7,559	**232,295**	221,644
Europe/North America	**68,167**	71,996	**-**	-	**-**	-
Total	**199,579**	199,235	**4,918**	7,559	**232,295**	221,644

6. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	**4Q04**
Turnover	35,061	*48,936	*42,803	*72,435	36,490	46,010	50,657	**66,422**
PBIT	4,987	9,287	3,981	14,966	6,266	8,013	5,074	**15,414**
Net profit attributable to shareholders	4,870	8,536	3,399	13,392	5,062	6,566	4,545	**11,939**

* Restated

7. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 31 Dec		For the year ended 31 Dec	
	2004	**2003**	**2004**	**2003**
Income				
Sales to Cirio Del Monte group	**-**	9,657	21,071	20,218
Sales to Macondray group	**481**	717	2,245	2,372
Financial income from Cirio Del Monte group	**40**	46	80	388
Sub-total	**521**	10,420	23,396	22,978
Expenses				
Purchases from Cirio Del Monte group	**-**	-	286	154
Purchases from Macondray group	**468**	213	2,304	2,194
Purchases from Waterloo Land and Livestock Co.	**122**	978	4,749	7,128
Financial expenses to Cirio Del Monte Group	**-**	-	23	-
Sub-total	**590**	1,191	7,362	9,476
Aggregate value	**1,111**	11,611	30,758	32,454

8. CONTINGENT LIABILITIES

The group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the group.

As at 31 December 2004, the group had outstanding letters of credit amounting to approximately US$0.4 million (2003: US$3.0 million).

A subsidiary, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$6.0 million to another subsidiary. As at year-end 2003 and 2004, the said bank facilities have not been utilised.

On 16 August 2004, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$4.0 million to newly acquired subsidiary, Great Lakes. As at 31 December 2004, Great Lakes has utilised US$3.7 million of the bank facilities of which US$1.5 million was used to refinance existing loan at lower interest rate and the balance to finance capital expenditure and operating expenses.

9. ANNOUNCEMENT

On 20 January 2005, the Company completed the acquisition of an integrated mango and food processing unit near Bangalore, India, for an aggregate value of US$1.1 million.

Pursuant to the above acquisition, the Company will also procure a US$3 million credit facility for the purpose of financing working capital and capital expenditure of the new unit, to be secured by a corporate guarantee to be issued by the Company for an equivalent amount.

RISK MANAGEMENT

Group Assets
It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency
In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies.

Inflation
The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash and Interest Rate Management
The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk
The Group sells its products through major distributors and buyers in various geographical regions. Management has implemented a credit risk policy which includes, among others, the requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis; however, there is no significant concentration of credit risk with any distributor or buyer.

International Business
The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Del Monte Pacific also owns 89% of Abpak Company Ltd which holds 100% of Great Lakes (Tianjin) Fresh Foods and Juice Company Ltd ("Great Lakes"). Great Lakes is a premium fruit juice producer in China, which sells juices under the Great Lakes, Ming Lang and Rougement brands.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited (the "Company") and its subsidiaries (the "Group") are not affiliates of the Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc and its subsidiaries, or the Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd, or Del Monte Foods International Limited and its subsidiaries.

Further information on the Company is available at www.delmontepacific.com

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